Exhibit 99.1

BANCO DE CHILE AND SUBSIDIARIES

(Free translation of Consolidated Financial Statements originally issued in Spanish)

INDEX

I.	Interim Consolidated Statements of Financial Position
II.	Interim Consolidated Statements of Income
III.	Interim Consolidated Statements of Other Comprehensive Income
IV.	Interim Consolidated Statements of Changes in Equity
V.	Interim Consolidated Statements of Cash Flows
VI.	Notes to the Interim Consolidated Financial Statements

MCh$	=	Millions of Chilean pesos
ThUS$	=	Thousands of U.S. dollars
UF or CLF	=	Unidad de Fomento
(The UF is an inflation-indexed, Chilean peso denominated monetary unit set daily in advance on the basis of the previous month’s inflation rate).
Ch$ or CLP	=	Chilean pesos
US$ or USD	=	U.S. dollar
JPY	=	Japanese yen
EUR	=	Euro
HKD	=	Hong Kong dollar
CHF	=	Swiss Franc
PEN	=	Peruvian sol
AUD	=	Australian dollar
NOK	=	Norwegian krone

IFRS	=	International Financial Reporting Standards
IAS	=	International Accounting Standards
RAN	=	Actualized Standards Compilation of the Chilean Commission for Financial Market (“CMF”)
IFRIC	=	International Financial Reporting Interpretations Committee
SIC	=	Standards Interpretation Committee

BANCO DE CHILE AND SUBSIDIARIES

i

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

For the periods ended September 30, 2020 and December 31, 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	December
	Notes	2020	2019
		MCh$	MCh$
ASSETS
Cash and due from banks	7	2,134,787	2,392,166
Transactions in the course of collection	7	490,166	584,672
Financial assets held-for-trading	8	4,021,785	1,872,355
Investment under resale agreements	9	57,572	142,329
Derivative instruments	10	2,985,428	2,786,215
Loans and advances to banks	11	2,410,953	1,139,433
Loans to customers, net	12	30,542,084	29,334,052
Financial assets available-for-sale	13	1,266,087	1,357,846
Financial assets held-to-maturity	13	—	—
Investments in other companies	14	48,984	50,758
Intangible assets	15	60,093	58,307
Property and equipment	16	218,147	220,262
Leased assets	16	128,974	150,665
Current tax assets	17	25,028	357
Deferred tax assets	17	333,333	320,948
Other assets	18	606,452	862,968
TOTAL ASSETS		45,329,873	41,273,333

LIABILITIES
Current accounts and other demand deposits	19	14,518,325	11,326,133
Transactions in the course of payment	7	1,010,028	352,121
Obligations under repurchase agreements	9	284,917	308,734
Savings accounts and time deposits	20	8,854,870	10,856,618
Derivative instruments	10	3,120,577	2,818,121
Borrowings from financial institutions	21	3,869,391	1,563,277
Debt issued	22	8,709,673	8,813,414
Other financial obligations	23	100,395	156,229
Lease liabilities	16	125,223	146,013
Current tax liabilities	17	456	76,289
Deferred tax liabilities	17	—	—
Provisions	24	590,953	684,663
Other liabilities	25	513,597	643,498
TOTAL LIABILITIES		41,698,405	37,745,110

EQUITY
Attributable to Bank’s Owners:
Capital		2,418,833	2,418,833
Reserves		703,206	703,272
Other comprehensive income		(70,085)	(56,601)
Retained earnings:
Retained earnings from previous years		412,641	170,171
Income for the period		336,823	593,008
Less:
Provision for minimum dividends		(169,951)	(300,461)
Subtotal		3,631,467	3,528,222
Non-controlling interests		1	1
TOTAL EQUITY		3,631,468	3,528,223
TOTAL LIABILITIES AND EQUITY		45,329,873	41,273,333

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME

For the nine-month ended September 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
	Notes	2020	2019
		MCh$	MCh$

Interest revenue	28	1,355,618	1,541,402
Interest expense	28	(392,880)	(537,309)
Net interest income		962,738	1,004,093

Income from fees and commissions	29	427,827	434,915
Expenses from fees and commissions	29	(81,757)	(96,669)
Net fees and commission income		346,070	338,246

Net financial operating income	30	15,264	91,479
Foreign exchange transactions, net	31	109,677	18,562
Other operating income	36	25,679	32,445
Total operating revenues		1,459,428	1,484,825

Provisions for loan losses	32	(377,511)	(245,807)

OPERATING REVENUES, NET OF PROVISIONS FOR LOAN LOSSES		1,081,917	1,239,018

Personnel expenses	33	(319,493)	(344,136)
Administrative expenses	34	(250,481)	(248,231)
Depreciation and amortization	35	(54,868)	(51,884)
Impairment	35	(882)	(1,023)
Other operating expenses	37	(24,875)	(29,029)

TOTAL OPERATING EXPENSES		(650,599)	(674,303)

NET OPERATING INCOME		431,318	564,715

Income attributable to associates	14	(392)	5,494
Income before income tax		430,926	570,209

Income tax	17	(94,102)	(124,346)

NET INCOME FOR THE PERIOD		336,824	445,863
Attributable to:
Bank’s Owners	27	336,823	445,863
Non-controlling interests		1	—

Net income per share attributable to Bank’s Owners:		Ch$	Ch$
Basic net income per share	27	3.33	4.41
Diluted net income per share	27	3.33	4.41

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF

OTHER COMPREHENSIVE INCOME

For the nine-month ended September 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2020	2019
	Notes	MCh$	MCh$

NET INCOME FOR THE PERIOD		336,824	445,863

OTHER COMPREHENSIVE INCOME THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Net gains (losses) on available-for-sale instruments valuation	13	(1,397)	20,867
Net gains (losses) on derivatives held as cash flow hedges	10	(17,075)	(82,385)
Subtotal Other comprehensive income before income taxes		(18,472)	(61,518)

Income tax relating to the components of other comprehensive income that are reclassified in income for the period		4,988	16,592
Total other comprehensive income items that will be reclassified subsequently to profit or loss		(13,484)	(44,926)

OTHER COMPREHENSIVE INCOME THAT WILL NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS

Adjustment for defined benefit plans	24	(91)	(360)

Subtotal other comprehensive income before income taxes		(91)	(360)

Income tax relating to the components of other comprehensive income that will not be reclassified to income for the period	17	25	97
Total other comprehensive income items that will not be reclassified subsequently to profit or loss		(66)	(263)

CONSOLIDATED COMPREHENSIVE INCOME FOR THE PERIOD		323,274	400,674

Attributable to:
Bank’s Owners		323,273	400,674
Non-controlling interests		1	—

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the nine-month ended September 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in millions of Chilean pesos)

			Reserves		Other comprehensive income			Retained earnings
	Notes	Paid-in Capital	Other reserves	Reserves from earnings	Unrealized gains (losses) on available-for-sale	Derivatives cash flow hedge	Income Tax	Retained earnings from previous period	Income (losses) for the period	Provision for minimum dividends	Attributable to equity holders of the parent	Non-controlling interest	Total equity
		MCh$	MCh$	MCh$	MCh$	MCh$		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of December 31, 2018		2,418,833	31,961	585,636	(9,936)	(43,494)	14,208	17,481	594,872	(305,409)	3,304,152	1	3,304,153
Retention of profits		—	—	—	—	—	—	152,705	(152,705)	—	—	—	—
Retention (release) of profits according to bylaws		—	—	85,856	—	—	—	—	(85,856)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(356,311)	305,409	(50,902)	—	(50,902)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(263)	—	—	—	—	—	—	—	(263)	—	(263)
Derivatives cash flow hedge	27 27	—	—	—	—	(82,385)	22,244	—	—	—	(60,141)	—	(60,141)
Valuation adjustment on available-for-sale instruments	27	—	—	—	20,867	—	(5,652)	—	—	—	15,215	—	15,215
Equity effect change in accounting policy		—	—	—	—	—	—	(15)	—	—	(15)	—	(15)
Income for the period 2019	27	—	—	—	—	—	—	—	445,863	—	445,863	—	445,863
Provision for minimum dividends		—	—	—	—	—	—	—	—	(229,953)	(229,953)	—	(229,953)
Balances as of September 30, 2019		2,418,833	31,698	671,492	10,931	(125,879)	30,800	170,171	445,863	(229,953)	3,423,956	1	3,423,957
Other comprehensive income:
Defined benefit plans adjustment, net		—	82	—	—	—	—	—	—	—	82	—	82
Derivatives cash flow hedge		—	—	—	—	44,839	(12,106)	—	—	—	32,733	—	32,733
Valuation adjustment on available-for-sale instruments		—	—	—	(7,104)	—	1,918	—	—	—	(5,186)	—	(5,186)
Income for the period 2019		—	—	—	—	—	—	—	147,145	—	147,145	—	147,145
Provision for minimum dividends		—	—	—	—	—	—	—	—	(70,508)	(70,508)	—	(70,508)
Balances as of December 31, 2019		2,418,833	31,780	671,492	3,827	(81,040)	20,612	170,171	593,008	(300,461)	3,528,222	1	3,528,223
Retention of profits	27	—	—	—	—	—	—	242,470	(242,470)	—	—	—	—
Dividends distributions and paid	27	—	—	—	—	—	—	—	(350,538)	300,461	(50,077)	(1)	(50,078)
Other comprehensive income:
Defined benefit plans adjustment, net		—	(66)	—	—	—	—	—	—	—	(66)	—	(66)
Derivatives cash flow hedge, net	27	—	—	—	—	(17,075)	4,610	—	—	—	(12,465)	—	(12,465)
Valuation adjustment on available-for-sale instruments	27	—	—	—	(1,397)	—	378	—	—	—	(1,019)	—	(1,019)
Income for the period 2020	27	—	—	—	—	—	—	—	336,823	—	336,823	1	336,824
Provision for minimum dividends	27	—	—	—	—	—	—	—	—	(169,951)	(169,951)	—	(169,951)
Balances as of September 30, 2020		2,418,833	31,714	671,492	2,430	(98,115)	25,600	412,641	336,823	(169,951)	3,631,467	1	3,631,468

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the nine-month ended September 30, 2020 and 2019

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

(Expressed in million of Chilean pesos)

		September	September
		2020	2019
	Notes	MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income for the period		336,824	445,863
Charges (credits) to income that do not represent cash flows:
Depreciation and amortization	35	54,868	51,884
Impairment	35	882	1,023
Provision for loans and accounts receivable from customers and owed by banks	32	329,977	281,028
Provisions for deductible of guarantees fogape COVID-19	32	27,700	—
Provision of contingent loans	32	21,555	1,717
Additional provisions	32	27,000	—
Fair value adjustment of financial assets held-for-trading		(747)	(2,021)
Changes in assets and liabilities by deferred taxes	17	(11,982)	(43,668)
(Gain) loss attributable to investments in companies with significant influence, net	14	778	(5,128)
(Gain) loss from sales of assets received in lieu of payment,net	36	(6,218)	(8,054)
(Gain) loss on sales of property and equipment, net	36	(25)	(71)
Charge-offs of assets received in lieu of payment	37	3,022	6,734
Other charges (credits) to income that do not represent cash flows		20,859	9,900
Net changes in exchange rate, interest and fees accrued on assets and liabilities		78,422	73,556

Changes in assets and liabilities that affect operating cash flows:
(Increase) decrease in loans and advances to banks, net		(1,272,152)	509,473
(Increase) decrease in loans to customers		(1,597,574)	(1,845,877)
(Increase) decrease in financial assets held-for-trading, net		497,684	335,528
(Increase) decrease in other assets and liabilities		81,289	142,012
Increase (decrease) in current account and other demand deposits		3,195,442	454,479
Increase (decrease) in transactions from reverse repurchase agreements		(34,896)	(111,052)
Increase (decrease) in savings accounts and time deposits		(1,940,891)	51,338
Sale of assets received in lieu of payment or adjudicated		16,323	23,222
Total cash flows from operating activities		(171,860)	371,886

CASH FLOWS FROM INVESTING ACTIVITIES:
(Increase) decrease in financial assets available-for-sale, net		82,901	(270,284)
Payments for lease agreements	16	(21,542)	(21,804)
Net changes in leased assets	16	(559)	(191)
Purchases of property and equipment	16	(20,356)	(30,213)
Sales of property and equipment		25	73
Acquisition of intangible assets	15	(13,596)	(12,346)
Acquisition of investments in companies	14	—	—
Dividends received from investments in companies	14	1,387	919
Total cash flows from investing activities		28,260	(333,846)

CASH FLOWS FROM FINANCING ACTIVITIES:
Redemption of letters of credit		(1,801)	(2,480)
Issuance of bonds	22	814,881	2,082,571
Redemption of bonds		(1,084,548)	(908,198)
Dividends paid	27	(350,538)	(356,311)
Increase (decrease) in borrowings from foreign financial institutions		(801,465)	132,838
Increase (decrease) in other financial obligations		(38,725)	37,917
Increase (decrease) in other obligations with Central Bank of Chile		3,110,600	—
Payment of other long-term borrowings		(16,885)	(1,376)
Total cash flows from financing activities		1,631,519	984,961

TOTAL NET POSITIVE CASH FLOWS FOR THE PERIOD		1,487,919	1,023,001

Effect of exchange rate changes		54,340	45,525

Cash and cash equivalents at beginning of period		3,931,371	2,256,375

Cash and cash equivalents at end of period	7	5,473,630	3,324,901

	September	September
	2020	2019
Operational Cash flow interest:	MCh$	MCh$

Interest received	1.387.997	1.484.238
Interest paid	(292.497)	(361.064)

The accompanying notes 1 to 41 are an integral part of these interim consolidated financial statements

BANCO DE CHILE AND SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

______________

1.	Company information:

Banco de Chile is authorized to operate as a commercial bank since September 17, 1996, being, in conformity with the stipulations of article 25 of Law No. 19,396, the legal continuation of Banco de Chile resulting from the merger of the Banco Nacional de Chile, Banco Agrícola and Banco de Valparaiso, which was constituted by public deed dated October 28, 1893, granted before the Notary Public of Santiago, Mr. Eduardo Reyes Lavalle, authorized by Supreme Decree of November 28, 1893.

Banco de Chile (or the “Bank”) is a Corporation organized under the laws of the Republic of Chile, regulated by the Chilean Commission for the Financial Market (“CMF”), in accordance with the established in the Law 21,130 dated January 12, 2019, which ordered the integration of the Superintendency of Banks and Financial Institutions (“SBIF”) with the Commission for the Financial Market as of June 1, 2019. Since 2001, it is subject to the supervision of the Securities and Exchange Commission of the United States of America (“SEC”), in consideration of the fact that the Bank is registered on the New York Stock Exchange (“NYSE”), through a program of American Depositary Receipt (“ADR”).

Banco de Chile offers a broad range of banking services to its customers, ranging from individuals to large corporations. Additionally, the Bank offers international as well as treasury banking services, in addition to those offered by subsidiaries that include securities brokerage, mutual fund and investment management, insurance brokerage, financial advisory services and securitization.

Banco de Chile’s legal address is Ahumada 251, Santiago, Chile and its website is www.bancochile.cl.

The Interim Consolidated Financial Statements of Banco de Chile, for the period ended September 30, 2020 were approved by the Directors on October 29, 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information:

(a)	Legal regulations:

The Law 21,000 that creates the CMF, in its article 5, empowers it to issue accounting standards of general application for entities it supervises. The Corporations Law, in turn, requires following the generally accepted accounting principles.

Based on the aforementioned laws, banks should use the criteria provided by the Compendium of Accounting Standards (“Compendium”), and any matter not addressed therein, as long as it does not contradict its instructions, should adhere to generally accepted accounting principles standards issued by the Chilean Association of Accountants (Colegio de Contadores de Chile A.G.), that coincide with the International Financial Reporting Standards (“IFRS”) agreed upon by the International Accounting Standards Board (“IASB”). Should there be discrepancies between these generally accepted accounting principles and the accounting criteria issued by the CMF, the latter shall prevail.

(b)	Basis of preparation:

(b.1)	These Interim Consolidated Financial Statements are presented according to Chapter C-2 of the Compendium of Accounting Standards, issued by the CMF.

(b.2)	The following table details the entities in which the Bank has control and are part of this consolidated financial statements:

				Interest Owned
				Direct		Indirect		Total
			Functional	September	December	September	December	September	December
RUT	Subsidiaries	Country	Currency	2020	2019	2020	2019	2020	2019
				%	%	%	%	%	%
96,767,630-6	Banchile Administradora General de Fondos S.A.	Chile	Ch$	99.98	99.98	0.02	0.02	100.00	100.00
96,543,250-7	Banchile Asesoría Financiera S.A.	Chile	Ch$	99.96	99.96	—	—	99.96	99.96
77,191,070-K	Banchile Corredores de Seguros Ltda.	Chile	Ch$	99.83	99.83	0.17	0.17	100.00	100.00
96,571,220-8	Banchile Corredores de Bolsa S.A.	Chile	Ch$	99.70	99.70	0.30	0.30	100.00	100.00
96,932,010-K	Banchile Securitizadora S.A.	Chile	Ch$	99.01	99.01	0.99	0.99	100.00	100.00
96,645,790-2	Socofin S.A.	Chile	Ch$	99.00	99.00	1.00	1.00	100.00	100.00

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(c)	Use of estimates and judgments:

Preparing the Interim Consolidated Financial Statements requires the Bank’s Management to make judgments, estimations and assumptions that affect the application of accounting policies and the valuation of assets, liabilities, income and expenses presented. Actual results could differ from these estimated amounts. These estimates refer to:

1.	Provision for loan losses (Notes 11, 12 and 32);
2.	Useful life of intangible, property and equipment and leased assets and lease liabilities (Notes 15 and 16);
3.	Income taxes and deferred taxes (Note 17);
4.	Provisions (Note 24);
5.	Contingencies and Commitments (Note 26);
6.	Fair value of financial assets and liabilities (Note 39).

Estimates and relevant assumptions are regularly reviewed by the management of the Bank, according to quantify certain assets, liabilities, gains, loss and commitments. Estimates reviewed are registered in income in the period that the estimate is reviewed.

As of September 30, there have been no changes in the estimates made other than those indicated in Note No. 4.

(d)	Seasonality or Cyclical Character of the Transactions of the Intermediate Period:

Given the activities to which the Bank and its subsidiaries are engaged, the transactions of the Bank do not have a cyclical or seasonal nature. For this reason, specific breakdowns in these notes to the Interim Consolidated Financial Statements for the nine-month period ended September 30, 2020 are not included.

(e)	Relative Importance:

In determining the information to be disclosed on the different items of the financial statements or other matters, the relative importance in relation to the Financial Statements of the period has been taken into account.

(f)	Leases:

The Bank acts as a lessor

Assets that are leased to clients under contracts that substantially transfer all risks and property recognition, with or without legal title, are classified as a financial lease. When the retained assets are subject to a financial leasing, the leased assets are no longer recognized and are recorded an account receivable, which is equal to the minimum value of the lease payment, discounted at the interest rate of the lease. The initial negotiation expenses in a financial lease are incorporated into the account receivable through the discount rate applied to the lease. Lease income is recognized on lease terms based on a model that consistently reflects a periodic rate of return on the net investment of the lease.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

2.	Legal regulations, basis of preparation and Other information, continued:

(f)	Leases, continued:

Assets that are leased to customers under contracts that do not transfer substantially all the risks and benefits of the property are classified as an operating lease.

The leased investment properties, under the operating lease modality, are included in “Other assets” in the statement of financial position and depreciation is determined on the book value of these assets, applying a proportion of the value in a systematic way on the economic use of the estimated useful life. Lease income is recognized on a straight-line basis over the lease period.

The Bank acts as a lessee

A contract is or contains a lease if it has the right to control the use of an identified asset for a period of time in exchange for a consideration.

At the start date of a lease, an asset is determined by right of use of the leased asset at cost, which comprises the amount of the initial measurement of the lease liability plus other disbursements made.

The amount of the lease liability is measured at the present value of future lease payments that have not been paid on that date, which are discounted using the Bank’s incremental financing interest.

The right-of-use asset is measured using the cost model less accumulated depreciation and accumulated impairment losses. The depreciation of the right-of-use asset is recognized in the Income Statement based on the straight-line method of depreciation from the start date and until the end of the term of the lease.

As established by the Circular No. 3,649 of the CMF, the monthly variation of the UF for the contracts established in said monetary unit should be treated as a new measurement, therefore the value effect of this monetary unit as a result of the change in the Consumer Price Index (CPI) modifies the value of the lease liability and in parallel, the amount of the asset for the right to use leased assets must be adjusted for this effect.

After the start date, the lease liability is measured by reducing the carrying amount to reflect the lease payments made and the lease contract modifications.

According to IFRS 16 “Leases”, the bank does not apply this standard to contracts with duration of 12 months or less and those that contain a low value underlying asset. In these cases, the payments are recognized as a lease expense.

(g)	Reclassifications:

There have not been significant reclassifications at the end of this period 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements:

3.1 Standards approved and/or modified by the International Accounting Standards Board (IASB) and by the Chilean Commission for the Financial Market (CMF):

3.1.1 Standards and interpretations that have been adopted in these Interim Consolidated Financial Statements.

As of the date of issuance of these Interim Consolidated Financial Statements, the new accounting pronouncements issued by both the International Accounting Standards Board and the CMF, which have been adopted by the Bank and its subsidiaries, are detailed below:

Accounting standards issued by IASB.

IAS 1 Presentation of Financial Statements and IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors. Definition of materiality or relative importance.

The IASB issued changes to IAS 1, Presentation of Financial Statements, and IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors, to clarify the definition of materiality and align these standards with the Revised Conceptual Framework issued in March 2018, to facilitate companies to make materiality judgments.

Under the old definition omissions or misrepresentations of elements are important if they could, individually or collectively, influence the economic decisions that users make on the basis of Financial Statements (IAS 1 Presentation of Financial Statements).

The new definition states that information is material if the omission, distortion or concealment of the information can reasonably be expected to influence decisions that primary users of financial statements of general purpose make on the basis of those financial statements, which provide financial information about a specific reporting entity.

This amendment had no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement. Interest rate benchmark reform.

In September 2019, the IASB issued amendments to IFRS 9, IFRS 7 and IAS 39, as a result of the IBOR (Interbank Offered Rate) reform, which results in the replacement of existing reference interest rates, by alternative interest rates.

The amendments provide temporary application exceptions that allow hedge accounting to continue during the uncertainty period, prior to the replacement of existing reference interest rates.

This amendment had no impact on the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Amendment to IFRS 16 Leases, for facilities granted to lessees related to COVID-19.

During May 2020, the IASB issued the amendment to IFRS 16 Leases, to make it easier for lessees to account for changes in leases, due to the pandemic declared by COVID-19.

The amendment adds a practical simplification that deviates from the requirements in IFRS 16, and is provided only to give lessees practical relief during COVID-19. Therefore, it is not mandatory and empowers the lessee to choose whether or not to use practical simplification.

A lessee making this election must recognize in the accounting the changes resulting from the reductions in the rental payment, directly related to the COVID-19, consistent with the treatment that currently exists in the standard, to reflect a modification that does not mean a change in the lease contract.

Lessees are required to retrospectively apply the amendment, recognizing any differences that arise from initial application in the opening balance of retained earnings at the beginning of the annual reporting period from which the lessee first applies the amendment.

The amendment is applicable to the annual fiscal years beginning on or after June 1, 2020.

The implementation of this amendment had no impact for Banco de Chile and its subsidiaries.

Accounting Standards issued by the CMF.

Circular No. 2,247. Foreclosed assets or received in lieu of payment. The sale period is extended.

On March 25, 2020, the CMF published this circular, which incorporated modifications to Chapter 10-1 “Assets received or awarded in payment of obligations” of the RAN. This circular is part of the work being done by the CMF in face of the worldwide outbreak of COVID-19 virus.

The transitory standard establishes an additional term of up to 18 months to dispose of the assets, in the case of assets that have been received or awarded lieu of payment from March 1, 2019 to September 30, 2020.

The standard also authorizes banks to make use of this additional period, so that the charge-offs that they must currently carry out at 12 months is carried out in installments, at least a proportion of the value of the property must be charge-off, equivalent to the relationship between the number of months elapsed from the date of receipt and the number of months between that date and that the bank sets for its disposal under the additional term granted.

The Bank used the additional term for those assets that meet the requirements required for the application of this standard, not generating a material impact on the results of the period.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,248. Equity for legal and regulatory purposes. Treatment of guarantees in favor of third parties in bilateral compensation agreements.

Regarding the minimum ratios that effective equity must meet with respect to its risk-weighted assets defined in Chapter 12-1 of the Actualized Standards Compilation (“RAN”), dated March 30, 2020, the CMF issued instructions for the treatment of Guarantees constituted in favor of third parties for bilateral compensation contracts, allowing banks may deduct from them, the net fair value of negative offset positions, to determine the asset subject to risk weighting, to the extent that certain conditions relating to the legal basis that protects them and the controls that they maintain over them are met.

These instructions are consistent with the rules of the Basel III Framework, regarding the determination of the net exposures of assets and liabilities covered by legally recognized compensation contracts in the jurisdictions to which the parties are entitled.

The new rules were implemented at the end of March 2020, without generating a significant impact on the indicators of capital adequacy.

Circular No. 2,250. Equity for legal and regulatory purposes. It allows adding to the additional provisions a proportion of the State guarantees.

In response to the situation faced by financial markets and audited entities as a result of the health crisis caused by the COVID-19 pandemic, on April 20 the CMF published Circular No. 2,250, through which Banks may add to the additional provisions, within the limit of 1.25%, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to endorsements or refinancing granted by the Chilean Treasury, CORFO and FOGAPE.

The new rules were implemented at the end of April 2020, without generating a significant impact on the indicators of capital adequacy on the date of implementation; however, this standard was modified by Circular No. 2,265 dated August 21, 2020.

Circular No. 2,252. Aspects related to the Guarantee Lines COVID-19 of the Guarantee Fund for Small and Medium Entrepreneurs (“FOGAPE”), regarding provisions and other matters.

On April 30, 2020, the CMF published this circular that regulates aspects related to the FOGAPE Guarantee Lines COVID-19, addressing the following matters:

1) Exceptional measures for the treatment of loan provisions in installments of the commercial portfolio;

2) The classification of the debtors and the calculation of the default;

3) The establishment of procedures to control the eligibility conditions of the debtors;

4) The destination of the financing and;

5) Sending periodic information to the CMF incorporating news regulatory files.

These modifications are valid until October 31, 2021.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,257. It allows the recognition of the mortgage guarantee surplus for the housing in the standard provisions model as a risk mitigator of the groupal commercial portfolio.

On May 22, 2020, the CMF published Circular No. 2,257 which introduces modifications to Chapter B-1 “Provisions for credit risk” of the Compendium of Accounting Standards for Banks.

Due to the effects that the health crisis caused by the COVID-19 pandemic will have on banking activity and credit risk, the modification allowed the recognition of the mortgage guarantee surplus associated with mortgage loans in the standard model as a mitigator in the standard provisioning model for the groupal commercial portfolio. This is a temporary relaxation, once the new Basel III capital framework has been implemented, the standard provisions models will be reviewed to make them consistent with those used to calculate credit risk-weighted assets.

The application of this modification did not generate a material impact on the results of the period.

Circular No. 2,265. Modifies RAN chapter 12-1 (APR of bank loans guaranteed by the Chilean Treasury, CORFO and FOGAPE).

On August 21, 2020, the CMF modified chapter 12-1 of the updated compilation of standards (RAN) that corresponds to the Equity for legal and regulatory purposes, with this new treatment, they are incorporated into category 2 of the classification of risk-weighted assets, the amounts of the credits that are guaranteed by the Chilean Treasury, CORFO and FOGAPE, which consequently go from having a weighting for credit risk of 100% to 10%. Consequently, the regulations in circular 2,250 dated April 20 were modified.

The adoption of this standard meant an increase in the solvency ratio of approximately 0.4%.

Circular No. 2,267. Factoring operations.

On August 31, 2020, the CMF published Circular 2,267, in which it gives instructions regarding the discount of invoices by banks and their factoring subsidiaries, which is currently limited to the assignment of credits originated in the sales of goods or provision of non-financial services, carried out by the natural or legal persons with whom the factoring operation is agreed, or on behalf of whose buyers the payment commitment is assumed, the CMF resolved to allow the discount of invoices from assignees other than their originator , given the safeguards provided by Law No. 19,983 in force today.

The Bank and its subsidiaries have no impact on the implementation of this standard since they have not carried out factoring operations by discounting invoices from assignees other than the originator.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Other instructions issued by the CMF – Management Letters.

On April 2, 2020, in the context of the circumstances facing the country due to the COVID-19 pandemic and in order to facilitate the implementation by banks of payment flexibilities for its debtors, the CMF by Management Letter temporarily authorized and under certain conditions, exceptional measures to the treatment of the provisions of the credit operations for the credit portfolios evaluated as a group (mortgage, commercial and consumer) that were subject to rescheduling.

The validity of the exceptional period for the treatment of provisions for group portfolios begins on March 18, 2020 and ends on July 31, 2020, both dates inclusive. As a necessary condition to use the relaxations in provisions, the banks must fully evaluate the financial and credit condition of the debtors who will be eligible for the granting of the relaxations conditions. In no case may the treatment include debtors in default in accordance with the provisions regulations. Additionally, the debtors eligible for the special treatment of provisions were those that are up to date or had a default of no more than 30 days in the month in which the rescheduling is performed, during the period of validity.

The exceptional treatment allowed entities to maintain the associated provisions in the standard provision matrix that corresponded to the time of rescheduling. On the other hand, in the case of consumer portfolios, the parameters of Expected Credit Loss (PI and PDI) could be maintained, in accordance with the specific provisions models used by each institution.

In this same area, on July 31, 2020, the CMF extended the transitional measures indicated above until August 31, 2020. The special treatment for the calculation of provisions was extended to the extent that certain conditions will be observed, such as: i) evaluation of the financial and credit situation of eligible debtors, ii) debtors up-to-date in the payment of their obligations or with a default no more than 30 days in the month in which the rescheduling is carried out, iii) a maximum extension period of 3 months for mortgage and commercial loans, iv) in the case of loans with prior rescheduling, the total sum of the extension period cannot exceed 6 months.

On July 17, 2020, the CMF instructed through a Management Letter how institutions should calculate and implement the calculation of provisions for COVID -19 loans, and the conditions under which they are can substitute the credit risk of the direct debtor for the credit quality of the FOGAPE. Said instructions established as a maximum term the end of the year 2020, to constitute all the provisions for this concept. In this context, Banco de Chile recognized the total effect of these provisions at the end of September, recording an accumulated charge to income for the period for Ch$57,866 million before taxes, of which Ch$27,700 million corresponded to the effect of constitution of provisions for deductible.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Other regulations adopted.

Law 21,167

On January 1, 2020, Law 21,167 entered into force, which regulates the forms of payment of the lines of credit associated with bank current accounts. This law established the automatic payment of the overdraft line associated with the current account, which operates by default, unless the client instructs his bank to operate a different payment method that is more comfortable for them.

The implementation of this new law generates a decrease in interest earned and loan volumes.

Law 21,210

On February 24, 2020, Law 21,210 was published in the Official Journal, which modernizes the tax legislation, incorporating modifications to different legal texts, mainly the Tax Code, the Law on Income Tax and the Law on Sales and Services Tax (VAT).

In relation to the tax regime of income tax, the regime with partial credit imputation is maintained.

In terms of expenses necessary to produce the income of companies, a new definition is established, linking it to the interest, development or maintenance of the business, of the sole tax established in article 21 of the Income Law.

In relation to the VAT Law, one of the relevant changes corresponded to the incorporation of certain services related to entertainment, intermediation, software and other items that are carried out through digital platforms.

Another relevant modification refers to the land tax surcharge incorporated in Law 17,235, which taxes all the real estate that is registered in the taxpayer’s name, incorporating the real estate delivered in leasing with purchase option (Leasing).

The implementation of these legal changes will not have a significant impact on the Consolidated Financial Statements of Banco de Chile and its subsidiaries.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Law 21,234

On May 29, 2020, Law 21,234 was published in the Official Journal, effective as of the same date, which modifies and replaces Law 20,009, limiting the liability of payment card holders or users and electronic transactions in the event of loss, theft, robbery or fraud.

This new law applies to users or holders of “Payment Methods” defined as all payment cards (debit, credit and pre-payment cards), whether or not they are issued by entities subject to the supervision of the CMF and electronic transactions, giving it a fairly broad definition, which includes any operations carried out by electronic means that cause charges, credits or money orders in different types of account.

Users or holders of Payment Methods are obliged to send a notice to the respective issuer, as soon as they become aware of a loss, theft, robbery or fraud that affects their payment methods. Immediately after receiving this notice, the issuer must proceed to block it.

In the case of operations subsequent to the notice, the user or owner will be exempt from liability, and the respective issuer must answer for them.

For operations prior to the notice, the user or owner will have a period of 30 business days following the notice, to claim them, being able to refer to operations carried out up to 120 calendar days prior to the date of the notice.

The burden of proof for operations that the user does not know to have authorized will always fall on the issuer, who is also prevented from offering users the purchase of insurance whose coverage corresponds to risks or claims that the issuer must assume in accordance with this law.

The implementation of this new law does not have significant impacts on the Interim Consolidated Financial Statements.

Law 21,236

On June 3, 2020 Law 21,236 was published that regulates Financial Portability, which aims to facilitate people, micro and small businesses to change from one financial service provider to another, or from a financial product or service valid to another new one contracted with the same provider, for deeming it convenient.

This new law came into force on September 8, 2020. Banco Chile and its subsidiaries implemented the necessary measures to comply with the portability law.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

3.1.2 New standards and interpretations that have been issued but its date of application have not yet come into force:

The following is a summary of new standards, interpretations and improvements to the International Financial Reporting Standards issued by IASB that are not yet effective as of September 30, 2020, are detailed below:

Accounting standards issued by IASB.

IAS 28 — Investments in Associates and Joint Venture, and IFRS 10 — Consolidated Financial Statements.

In September 2014, the IASB published this modification, which clarifies the scope of the profits and losses recognized in a transaction that involves an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all gains or losses should be recognized against loss of control of a business. Likewise, the gains or losses that result from the sale or contribution of a subsidiary that does not constitute a business (definition of IFRS 3) to an associate or joint venture should be recognized only to the extent of unrelated interests in the associate or joint venture.

During December 2015, the IASB agreed to set the effective date of this modification in the future, allowing its immediate application.

Banco de Chile and its subsidiaries will have no impact on the Interim Consolidated Financial Statements as a result of the application of this amendment.

Limited Scope Amendments and Annual Improvements 2018-2020.

In May 2020, the IASB published a package of amendments of limited scope, as well as the 2018-2020 Annual Improvements, whose changes clarify the wording or correct minor consequences, omissions or conflicts between the requirements of the Standards.

Among other modifications, it contains amendments to IAS 37 Provisions, Contingent Liabilities and Contingent Assets which specify the costs that an entity should include when evaluating whether a contract will cause losses.

These amendments will be effective as of January 1, 2022 and it is estimated that Banco de Chile and its subsidiaries will not have significant impacts on the Interim Consolidated Financial Statements as a result of the application of these amendments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

IFRS 9 Financial Instruments, IFRS 7 Financial Instruments: Disclosures and IAS 39 Financial Instruments: Recognition and Measurement IFRS 4 Insurance Contracts and IFRS 16 Leases. Interest Rate Benchmark Reform.

In August 2020, the IASB issued a set of amendments related to phase two of the Interest Rate Benchmark Reform which modifies IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16.

The amendments complement the changes issued during 2019 and focus on the effects on the financial statements when a company replaces the old interest rate benchmark with an alternative benchmark rate. The amendments in phase two refer to changes that affect the contractual cash flows. A company does not need to write off / adjust the book value of financial instruments for changes, but rather update the effective interest rate to reflect the change to an alternative benchmark. In the case of hedge accounting, a company does not need to discontinue hedge accounting because it makes the changes required by the reform if the hedge meets other hedge accounting criteria. Regarding disclosures, the company must disclose information about the new risks arising from the reform and how it manages the transition to the alternative benchmark rates.

The amendments are effective for annual reporting periods beginning on or after January 1, 2021. Early adoption of modifications is also allowed.

Banco de Chile and its subsidiaries will evaluate the impact on the Financial Statements resulting from the application of this amendment.

Accounting standards issued by the CMF.

Circular No. 2,243. Amends Compendium of Accounting Standards for Banks.

On December 20, 2019, the CMF published Circular No. 2,243, which updates the instructions of the Accounting Standards Compendium (CNC) for Banks.

The changes tend to further convergence with IFRS, as well as an improvement in the quality of financial information, to contribute to the financial stability and transparency of the banking system.

The main changes introduced to the CNC correspond to:

1)	Incorporation of IFRS 9 with the exception of the Chapter 5.5 on impairment of loans classified as “financial assets at amortized cost”. This exception is mainly due to prudential criteria set by the CMF. These criteria have given rise, over time, to the establishment of standard models that the banking institutions must apply to determine the impairment of the loan portfolio (Chapter B-1 of the CNC, for provisions).

2)	Changes in the presentation formats of the Statement of Financial Position and Income Statement, when adopting IFRS 9 in replacement of IAS 39.

3)	Incorporation of new presentation formats for the Statement of Other Comprehensive Income and the Statement of Changes in Equity and guidelines on financing and investment activities for the Statement of Cash Flows.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

4)	Incorporation of a financial report “Management Comments” (according to the IASB Practice Document No. 1), which will complement the information provided by the interim and annual financial statements.

5)	Modifications of some notes of the financial statements, among which are: Financial assets at amortized cost and Risk management, in order to better comply with the disclosure criteria contained in the IFRS 7. In addition, disclosures about related parties are aligned according to IAS 24.

6)	Changes in the accounting plan of Chapter C-3 of the CNC, both in the accounts coding as well as in their description. The foregoing corresponds to the detailed information of the formats for the Statement of Financial Position, the Income Statement and the Statement of Other Comprehensive Income.

7)	Modification of the criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis, for any credit with a default equal to or greater than 90 days (Chapter B-2 of the CNC). Currently, the suspension of the recognition of interests and UF indexation occurs after 180 days.

8)	Adaptation of the limitations and precisions to the use of IFRS contained in Chapter A-2 of the CNC.

In accordance with that established under the Circular No. 2,249 dated April 20, 2020, the new standard will be applicable from January 1, 2022, with a transition date of January 1, 2021, for purposes of the comparative Financial Statements that must be published from March 2022.

Nevertheless, the change in criteria for the suspension of the recognition of interest income and UF indexation on an accrual basis as provided in Chapter B-2, shall be adopted no later than January 1, 2022.

The Bank and its subsidiaries have structured an implementation project and have established various Committees to ensure its implementation. All this in order to comply with the new standards required for the preparation and presentation of the Financial Statements. The effects of applying the rule of suspension of interest and UF indexation at 90 days will not have a significant impact.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Standards related to the implementation of Basel III.

During 2019, the CMF began the regulatory process for the implementation of Basel III standards in Chile, in accordance with the established on Law No. 21,130 that modernizes banking legislation.

On March 30, 2020, the CMF informs that, in coordination with the Central Bank of Chile, it has resolved to postpone the implementation of the Basel III requirements for one year and maintain the general regulatory framework in force for banking capital requirements until December 2021.

As of the date of issuance of these Interim Financial Statements, the following definitive standards related to this implementation have been published:

Circular 2,270 dated September 11, 2020. Updates Chapter 1-13 “Classification of management and solvency” and introduces to the RAN a new Chapter 21-13 “Evaluation of the adequacy of effective equity of banks”. This standard sets the general criteria and guidelines for the determination of additional equity requirements as a result of the supervision process, called Pillar 2. The new chapter 21-13, which distinguishes 2 processes (1) The capital self-assessment process, in which the banks themselves will determine their internal objective of effective equity, necessary to cover their risks in a horizon of at least three years and (2) The CMF’s assessment of the adequacy of banks’ effective equity to support their risk profile, as determined in the annual supervisory review process. This regulation will be effective immediately. The effective equity self-assessment report to be submitted by banks in 2021 will be based only on credit risk, and the one for 2022 will incorporate market and operational risks. Both reports will have a simplified format. As of 2023, the report with all its sections will be required, considering all the material risks of the institution, including those for which there is no measurement standard.

Circular 2,272 dated September 25, 2020, incorporates Chapter 21-12 “Additional basic capital, articles 66 bis and 66 ter of the general banking law” into the RAN. This standard defines the operating procedures for the calculation, implementation and supervision of additional capital charges, known as capital buffers (Conservation Buffer and a Countercyclical Buffer). Both buffers must be constituted with Common Equity Tier 1 (“CET1”), and its fulfillment will be a requirement to qualify with note A of solvency.

The Conservation Buffer is a fixed charge equal to 2.5% of the APR net of required provisions. The Cyclical Buffer is a variable charge that ranges between 0% and 2.5% of Risk Weighted Assets (RWA) net of required provisions.

This standard will be effective as of December 1, 2020. As of December 1, 2021, the requirement of the Conservation Buffer will be 0.625%, increasing by the same percentage each year, until reaching the regime on December 1, 2024. The same transitory requirement will apply to the maximum value of the Countercyclical Buffer that can be defined by the Chile Central Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

3.	New Accounting Pronouncements, continued:

Circular No. 2,273 dated October 5, 2020, incorporates Chapter 21-30 “Relationship between basic capital and total assets” in the RAN. This standard regulates the calculation of the relationship between basic capital and total assets (leverage ratio). The standard introduces improvements both in the measurement of basic capital (numerator) and of the bank’s total assets (denominator). The lower limit of 3% for the leverage ratio was introduced in Chilean banking regulation in the 1997 LGB reform (Article 66). The regulation will be effective as of December 1, 2020, without prejudice to the transitory measures for the calculation of regulatory capital, contemplated in Title V of Chapter 21-1 “Equity for legal and regulatory purposes”, on equity for legal purposes and regulations of the RAN, and the transitory measures for the additional capital requirement for systemically important banks, established in paragraph 7 of Chapter 21-11 of the RAN.

Circular No. 2,274 dated October 8, 2020, incorporates Chapter 21-1 “Equity for legal and regulatory purposes” into the RAN, replacing Chapter 12-1 “Equity for legal and regulatory purposes”. The standard considers the definition of three levels of capital, for which the terminology used by the Basel Committee is used, that is: Common Equity Tier 1 (“CET1”), Additional Tier 1 Capital (“AT1”, capital) and Tier 2 capital. The standard will be effective as of December 1, 2020, without prejudice to the transitory measures that it contemplates. The first adjustment must be made on December 1, 2022, corresponding to 15% of the discounts. This amount will increase to 30% on December 1, 2023 and 65% on December 1, 2024, until reaching full implementation as of December 1, 2025.

4.	Changes in Accounting Policies and Disclosures:

In March 2020, COVID-19 was declared a global pandemic by the World Health Organization. The greater uncertainty associated with the effects of this pandemic introduces greater complexity in the development of reliable estimates.

By virtue of the foregoing, during the period ended September 30, the Bank's Management has reviewed the relevant estimates and assumptions related to the credit risk provision models of the group portfolio, performing a recalibration of the probability of Default, giving a greater weight to recessive periods in accordance with the guidelines that the regulator has defined for these purposes, in accordance with IAS 8 Accounting policies and changes in accounting estimates, the impact of this change in the estimate meant a charge to income for the period for Ch$71,051 million before taxes.

During the period ended September 30, 2020, there have been no accounting changes other than the one mentioned above.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events:

a)	On January 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. informed that during the Ordinary Session held that day, the Board of Directors appointed Mr. José Luis Vizcarra Villalobos as director, replacing Mr. Joaquín Contardo Silva, who presented resignation to the director position.

b)	On January 30, 2020, the Board of Directors of Banco de Chile agreed to convene an Ordinary Shareholders Meeting on March 26, 2020 in order to propose, among other matters, the following distribution of profits for the year ended on December 31, 2019:

i.	Deduct and withhold from the net income of the year, an amount equivalent to the effect of inflation of the paid capital and reserves according to the variation of the Consumer Price Index that occurred between November 2018 and November 2019, amounting to Ch$92,239,840,420, which will be added to retained earnings from previous periods.

ii.	From the resulting balance, distribute in the form of a dividend 70% of the remaining liquid profit, corresponding to a dividend of Ch$3.47008338564 to each of the 101,017,081,114 shares of the Bank, retaining the remaining 30%.

Consequently, it was proposed a distribution as dividend of 59.1% of the profits for the year ended December 31, 2019.

c)	On February 21, 2020, Banco de Chile informed that in accordance with the disposed in the articles 19 and the following of Law No. 19,913, the Financial Analysis Unit imposed a written admonishment and a fine amounting to UF 800, for not having promptly reported suspicious transactions in accordance with the disposed under numeral 1 of Chapter I of the UAF Circular No. 49 of 2012.

d)	On March 12, 2020, in the Ordinary session celebrated that day, the Board of Directors of Banco de Chile agreed to establish a provision for minimum dividends of the net distributable profit that results from reducing or adding to the net income of the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. It was also agreed to maintain the monthly provision at 60% of the income balance thus calculated.

e)	On March 26, 2020, at the Bank’s Ordinary Shareholders’ Meeting, our shareholders approved the distribution of the dividend No. 208 of $3.47008338564 per share, to be charged to the income obtained during the fiscal year 2019.

Additionally, the shareholders proceeded to the complete renewal of the Board of Directors, due to the end of the legal and statutory three-year term with respect to the Board of Directors that has ceased in its functions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

After the corresponding voting at the aforesaid meeting, the following persons were appointed as the Bank’s Directors for a new three-year term:

Directors:	Hernán Büchi Buc
Andrés Ergas Heymann
	Alfredo Cutiel Ergas Segal	(Independent)
	Jaime Estévez Valencia	(Independent)
Julio Santiago Figueroa
Pablo Granito Lavín
Álvaro Jaramillo Escallon
Samuel Libnic
Andrónico Luksic Craig
Jean Paul Luksic Fontbona
Francisco Pérez Mackenna

First Alternate Director:	Paul Fürst Gwinner	(Independent)
Second Alternate Director:	Sandra Marta Guazzotti

Moreover, on March 26, 2020, in its Ordinary Session, the Board of Directors of the Bank agreed to the following officer nominations and appointments:

Chairman:	Pablo Granifo Lavín
Vice Chairman:	Andrónico Luksic Craig
Vice Chairman:	Julio Santiago Figueroa

f)	On April 20, 2020, the subsidiary Banchile Administradora General de Fondos S.A. reported that in Ordinary Session held that day, the Board was given notice of and accepted the resignation presented by Mr. Francisco Javier Brancoli Bravo to his position as Director of the company. On the occasion of the aforementioned resignation, the Board of Directors agreed to appoint Mr. Paul Javier Fürst Gwinner as the new Director.

g)	On June 19, 2020, the subsidiary Banchile Corredores de Bolsa S.A. reported that in an Ordinary Session held that day, the Board of Directors appointed Mr. Jorge Antonio Carrasco De Groote as Director, replacing Mr. Fuad Jorge Muvdi Arenas, who presented his resignation from the position of director.

h)	On September 24, 2020, in Ordinary Session, the Board of Directors accepted the resignation presented by the Principal Director Mr. Alvaro Jaramillo Escallon.

Likewise, the Board of Directors appointed Mr. Raúl Anaya Elizalde as Principal Director until the next Ordinary Shareholders’ Meeting.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

i)	During March 2020, the World Health Organization (“WHO”) described the outbreak of the new strain of coronavirus (“COVID-19”) as a pandemic. The global spread of this disease has forced the authorities to take drastic sanitary and financial measures to contain and mitigate its effects on global health and economic activity.

On this basis, on March 18, 2020 the Government decreed a Constitutional State of Exception defined as State of Catastrophe due to “State of Public Calamity” for the entire national territory, as well as has adopted various sanitary measures such as isolation or quarantine of general populations, localities and people determined; sanitary cords; sanitary customs and other protection measures.

For their part, the Government and the Central Bank of Chile have implemented a set of fiscal and financial measures aimed to mitigate COVID-19’s impact on the economy, and to ensure the proper functioning of the financial system. Among the measures implemented by the Central Bank to deliver liquidity to the economy and support the flow of credit, are the establishment of the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials), as a special financial line for banking companies complemented by the activation of a “Liquidity Credit Line” (LCL) for which a limit equivalent to the Average Reserve Requirement in national currency of each entity is defined. The FCIC is available to banking companies that have commercial and consumer loans, subject to the granting by them of sufficient collateral guarantees in favor of the Central Bank. The limit for the FCIC line is up to 15% of the base portfolio (sum of commercial and consumer loans), which was expanded with the establishment of a second program announced during the month of June called FCIC2 with similar financial conditions to the first, aimed at deepening and extending commercial credit to respond to the prolongation of the health emergency caused by COVID-19. As of September 30, the Bank has made use of these financing facilities for an amount of Ch$3,110,774 million. To access the FCIC, the Bank has established guarantees in favor of the Central Bank of Chile for a total amount of approximately Ch$2,243,170 million, corresponding to commercial loans of the individual portfolio of high credit quality for Ch$1,649,890 million, and fixed income securities for an approximate amount of Ch$593,280 million. In the case of the LCL, the guarantee provided corresponds to the legal banking reserve held by the Bank.

As of March, the Bank proactively offered its clients that, complying with the parameters and commercial and credit risk conditions previously defined by the Bank itself, including having maintained a good payment behavior prior to the current situation, the possibility of opting for financial relief plans, in response to the extraordinary prevailing economic and financial situation. For its part, the CMF subsequently adopted measures tending to temporary flexibility for the treatment of provisions for credit risk of group portfolios for the period between March 18, 2020 and July 31, 2020. This exceptional treatment allowed the operations granted as part of the relief plan in the payment of installments to certain clients who met the eligibility requirements determined by the Bank, to maintain the associated allowances in the standard matrix (mortgage and commercial) that corresponds at the time of reprogramming. In the case of consumer portfolios, the Expected Credit Loss parameters may be maintained, in accordance with the internal provisions models used.

On July 31, the CMF resolved to extend until August 31, 2020 the special treatment of provisions for credit risk of the group portfolios mentioned above, as long as the following conditions were observed: i) evaluation of the financial and credit situation of the debtors, ii) debtors up-to-date in the payment of their obligations or with a default no more than 30 days in the month in which the rescheduling is carried out, iii) a maximum extension period of 3 months for mortgage and commercial loans, iv) in the case of loans with prior rescheduling, the total sum of the extension period cannot exceed 6 months.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

5.	Relevant Events, continued:

During April 2020, the Guarantee Fund for Small Entrepreneurs (FOGAPE), announced the increase of its capital by up to US$3,000 million, in order to guarantee financing of up to US$25,000 million. The objective of this initiative has been to facilitate access to working capital loans for individuals and legal entities with annual sales of less than UF 1,000,000 affected by the COVID-19 pandemic. The guarantee coverage of these loans - differentiated according to sales tranche - is between 60% and 85% of financing, after applying a deductible that may not exceed 5% of the guaranteed amount. From the beginning of the program and until September 30, 2020, the Bank has carried out 37,114 operations for an aggregate amount of Ch$1,800,137 million. For such purposes, the Bank established the parameters, requirements, and conditions, in addition to those provided in the respective Fogape COVID-19 regulations, to resolve the requests made to it, and the financing amounts that would be granted based on the above, taking into consideration, among other aspects, the levels of sale and the circumstance indicated below. Additionally, the Administration Regulation applicable to the COVID-19 guarantee lines considers the option of refinancing any principal amortization of preexisting commercial loans that mature in the 6 months following the moment of granting the financing with the COVID-19 Guarantee.

As of September 30, 2020, the Bank has granted credit facilities to its clients under the conditions and requirements mentioned above for an approximate amount of Ch$619,505 million.

Within this context, our Bank has carried out several measures, along with executing contingency plans, in order to: (i) safeguard the health of clients and employees, including the temporary suspension of operation of some branches, (ii) ensure the operational continuity of our services and mitigate potential operational risks, and (iii) strengthen our service remote channels and the implementation of remote working for a large group of our employees.

While the potential impact of the pandemic on our operating results remains is difficult to quantify, it is possible to anticipate that factors such as: (i) economic contraction, (ii) low interest rates for a long period of time, (iii) deflationary pressures owed to lowered domestic demand, (iv) increased unemployment, (v) total or partial quarantines affecting commercial activities, and (vi) mobility restrictions that will have an adverse effect on our operating revenues, loan loss provisions and operating expenses. Although these effects will be significant, it is not possible to determine their magnitude since they will depend on the duration and depth of the pandemic.

As a result of the prospective analysis of the economic and financial effects associated with the spread of COVID-19, both domestically and internationally, the Bank proceeded to recalibrate its provision models for the group assessment portfolios in September in a manner consistent with the evolution of economic activity. Said recalibration generated an impact on the results of the period for Ch$71,051 million before tax as indicated in Note No. 4. Additionally, in accordance with current policy on the matter, the Bank has established additional incremental provisions for Ch$27,000 million during this fiscal year, thus totaling Ch$240,252 million as of September 30, 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments:

For management purposes, the Bank is organized into four segments, which are defined based on the types of products and services offered, and the type of client in which focuses as described below:

Retail:	This segment focuses on individuals and small and medium-sized companies (SMEs) with annual sales up to UF 70,000, where the product offering focuses primarily on consumer loans, commercial loans, checking accounts, credit cards, credit lines and mortgage loans.

Wholesale:	This segment focused on corporate clients and large companies, whose annual revenue exceed UF 70,000, where the product offering focuses primarily on commercial loans, checking accounts and liquidity management services, debt instruments, foreign trade, derivative contracts and leases.

Treasury:	This segment includes the associated revenues to the management of the investment portfolio and the business of financial transactions and currency trading.

Transactions with customers carried out by the Treasury are reflected in the respective aforementioned segments. These products are highly transaction-focused and include foreign exchange transactions, derivatives and financial instruments in general, among others.

Subsidiaries:	Corresponds to the businesses generated by the companies controlled by the Bank, which carry out activities complementary to the bank business. The companies that comprise this segment are:

Entity

-	Banchile Administradora General de Fondos S.A.

-	Banchile Asesoría Financiera S.A.

-	Banchile Corredores de Seguros Ltda.

-	Banchile Corredores de Bolsa S.A.

-	Banchile Securitizadora S.A.

-	Socofin S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The financial information used to measure the performance of the Bank’s business segments is not comparable with similar information from other financial institutions because each institution relies on its own definitions. The accounting policies applied to the segments is the same as those described in the summary of accounting principles. The Bank obtains the majority of the results for: interest, indexation and commissions and financial operations and changes, discounting provisions for credit risk and operating expenses. Management is mainly based on these concepts to evaluate the performance of the segments and make decisions about the goals and allocations of resources of each unit. Although the results of the segments reconcile with those of the Bank at the total level, this is not necessarily the case in terms of the different concepts, given that management is measured and controlled individually and not on a consolidated basis, applying the following criteria:

●	The net interest margin of loans and deposits is obtained aggregating the net financial margins of each individual operation of credit and uptake made by the bank. For these purposes, the volume of each operation and its contribution margin are considered, which in turn corresponds to the difference between the effective rate of the customer and the internal transfer price established according to the term and currency of each operation. Additionally, the net margin includes the result of interest and indexation from the accounting hedges.

●	The capital and its financial impacts on outcome have been assigned to each segment based on the risk-weighted assets.

●	Operational expenses are reflected at the level of the different functional areas of the Bank. The allocation of expenses from functional areas to business segments is done using different allocation criteria, at the level of the different concepts and expense items.

Taxes are managed at a corporate level and are not allocated to business segments.

For the periods ended September 30, 2020 and 2019, there was no income from transactions with a customer or counterparty that accounted for 10% or more of the Bank’s total revenues.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

6.	Business Segments, continued:

The following table presents the income by segment for the periods ended September 30, 2020 and 2019 for each of the segments defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Net interest income	700,531	756,065	271,512	266,566	(8,569)	(15,921)	(1,845)	(5,380)	961,629	1,001,330	1,109	2,763	962,738	1,004,093
Net commissions income (loss)	211,242	195,996	41,075	37,540	(1,618)	(2,212)	108,033	113,851	358,732	345,175	(12,662)	(6,929)	346,070	338,246
Financial and exchange operations results	5,886	6,795	37,584	34,466	56,974	30,507	25,499	40,945	125,943	112,713	(1,002)	(2,672)	124,941	110,041
Other operating income	16,779	21,222	10,179	11,764	—	—	1,934	1,720	28,892	34,706	(3,213)	(2,261)	25,679	32,445
Total operating revenue	934,438	980,078	360,350	350,336	46,787	12,374	133,621	151,136	1,475,196	1,493,924	(15,768)	(9,099)	1,459,428	1,484,825
Provision for loan losses	(287,976)	(237,944)	(89,502)	(7,747)	—	—	(33)	(116)	(377,511)	(245,807)	—	—	(377,511)	(245,807)
Depreciation and amortization	(44,762)	(42,293)	(5,368)	(4,983)	(196)	(198)	(4,542)	(4,410)	(54,868)	(51,884)	—	—	(54,868)	(51,884)
Other operating expenses	(416,941)	(432,140)	(112,389)	(113,034)	(4,947)	(6,743)	(77,222)	(79,601)	(611,499)	(631,518)	15,768	9,099	(595,731)	(622,419)
Income attributable to associates	(1,526)	4,350	668	647	50	69	416	428	(392)	5,494	—	—	(392)	5,494
Income before income taxes	183,233	272,051	153,759	225,219	41,694	5,502	52,240	67,437	430,926	570,209	—	—	430,926	570,209
Income taxes													(94,102)	(124,346)
Income after income taxes													336,824	445,863

The following table presents assets and liabilities of the periods ended September 30, 2020 and December 31, 2019 by each segment defined above:

	Retail		Wholesale		Treasury		Subsidiaries		Subtotal		Consolidation adjustment		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Assets	18,594,315	18,139,505	11,471,424	10,766,374	14,145,235	11,426,849	930,576	964,695	45,141,550	41,297,423	(170,038)	(345,395)	44,971,512	40,952,028
Current and deferred taxes													358,361	321,305
Total assets													45,329,873	41,273,333

Liabilities	13,336,751	11,407,066	10,144,519	10,750,446	17,624,039	15,075,652	762,678	781,052	41,867,987	38,014,216	(170,038)	(345,395)	41,697,949	37,668,821
Current and deferred taxes													456	76,289
Total liabilities													41,698,405	37,745,110

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

7.	Cash and Cash Equivalents:

(a)	The detail of the balances included under cash and cash equivalents and their reconciliation with the Statement of Cash Flows at the end of each period are detailed as follows:

	September	December
	2020	2019
	MCh$	MCh$
Cash and due from banks:
Cash (*)	741,736	889,911
Deposit in Chilean Central Bank (*)	308,297	178,429
Deposits in other domestic banks	96,667	75,651
Deposits abroad	988,087	1,248,175
Subtotal - Cash and due from banks	2,134,787	2,392,166

Net transactions in the course of collection	(519,862)	232,551
Highly liquid financial instruments (**)	3,840,077	1,192,188
Repurchase agreements (**)	18,628	114,466
Total cash and cash equivalents	5,473,630	3,931,371

(*)	Amounts in cash funds and in Central Bank are regulatory reserve deposits that the Bank must maintain as a monthly average.

(**)	It corresponds to negotiation instruments and repurchases contracts that meet the definition of cash and cash equivalents.

(b)	Transactions in course of settlement:

Transactions in course of settlement are transactions for which the only remaining step is settlement, which will increase or decrease the funds in the Central Bank or in foreign banks, normally occurring within 24 to 48 business hours, and are detailed as follows:

	September	December
	2020	2019
	MCh$	MCh$
Assets
Documents drawn on other banks (clearing)	94,224	222,261
Funds receivable	395,942	362,411
Subtotal - assets	490,166	584,672

Liabilities
Funds payable	(1,010,028)	(352,121)
Subtotal - liabilities	(1,010,028)	(352,121)
Net transactions in the course of settlement	(519,862)	232,551

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

8.	Financial Assets Held-for-trading:

The detail of financial instruments classified as held-for-trading is as follows:

	September	December
	2020	2019
	MCh$	MCh$
Instruments issued by the Chilean Government and Central Bank of Chile
Central Bank of Chile bonds	3,083	16,490
Central Bank of Chile promissory notes	3,519,165	1,008,035
Other instruments issued by the Chilean Government and Central Bank	34,382	99,164

Other instruments issued in Chile
Bonds from other domestic companies	5,580	1,556
Bonds from domestic banks	12,695	55,094
Deposits in domestic banks	103,486	315,415
Other instruments issued in Chile	1,812	3,272

Instruments issued Abroad
Instruments from foreign governments or central banks	—	—
Other instruments issued abroad	—	—

Mutual fund investments
Funds managed by related companies	341,582	373,329
Funds managed by third-party	—	—
Total	4,021,785	1,872,355

Under “Instruments issued by the Chilean Government and Central Bank of Chile” are classified instruments sold under repurchase agreements to customers and financial instruments, by an amount of Ch$201,211 million as of September 30, 2020 (Ch$15,243 million as of December 31, 2019). Repurchase agreements had a 3 days average expiration as of period-end 2020 (3 days in December 2019). Additionally, under this line are maintained instruments to comply with the requirements for the constitution of the technical reserve for an amount equivalent to Ch$3,050,000 million.

Moreover, under this same item, other financial instruments are maintained as collateral guaranteeing the derivative transactions executed through Comder Contraparte Central S.A. for an amount of Ch$5,000 as of September 30, 2020 (Ch$57,639 million as of December 31, 2019).

“Other instruments issued in Chile” include instruments sold under repurchase agreements with customers and financial instruments amounting to Ch$62,091 million as of September 30, 2020 (Ch$251,158 million as of December 31, 2019). The repurchase agreements have an average expiration of 6 days as of period-end 2020 (7 days in December 2019).

Additionally, the Bank holds financial investments in mortgage finance bonds issued by itself in the amount of Ch$5,956 million as of September 30, 2020 (Ch$8,029 million as of December 31, 2019), which are presented as a reduction of the liability line item “Debt issued”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements:

(a)	Rights arising from resale repurchase agreements: The Bank provides financing to its customers through repurchase agreements and securities lending, in which the financial instrument serves as collateral. As of September 30, 2020 and December 31, 2019, the detail is as follows:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	11,184	—	—	—	—	—	—	—	—	—	—	—	11,184
Central Bank promissory notes	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by the Chilean Government and Central Bank of Chile	—	18,459	—	—	—	—	—	—	—	—	—	—	—	18,459
Subtotal	—	29,643	—	—	—	—	—	—	—	—	—	—	—	29,643
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	15,407	—	—	—	—	—	—	—	—	—	—	—	15,407
Deposits in domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	16,871	57,007	9,122	29,393	31,579	10,879	—	—	—	—	—	—	57,572	97,279
Subtotal	16,871	72,414	9,122	29,393	31,579	10,879	—	—	—	—	—	—	57,572	112,686
Instruments issued by foreign institutions
Instruments from foreign governments or Central Bank	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	16,871	102,057	9,122	29,393	31,579	10,879	—	—	—	—	—	—	57,572	142,329

Securities received:

The Bank and its subsidiaries have received financial instruments that they can sell or give as collateral in case the owner of these instruments enters into default or in bankruptcy. As of September 30, 2020, the fair value of the instruments received amounts to Ch$55,034 million (Ch$142,370 million as of December, 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

9.	Investments under resale agreements and obligations under repurchase agreements, continued:

(b)	Obligations arising from repurchase agreements: The Bank obtains financing by selling financial instruments and agreeing to repurchase them in the future, plus interest at a prefixed rate. As of September 30, 2020 and December 31, 2019, the repurchase agreements are the following:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Instruments issued by the Chilean Governments and Central Bank of Chile
Central Bank bonds	—	7,301	—	—	—	—	—	—	—	—	—	—	—	7,301
Central Bank promissory notes	201,716	9,067	—	—	—	—	—	—	—	—	—	—	201,716	9,067
Other instruments issued by the Chilean Government and Central Bank of Chile	15,865	—	—	—	—	—	—	—	—	—	—	—	15,865	—
Subtotal	217,581	16,368	—	—	—	—	—	—	—	—	—	—	217,581	16,368
Other Instruments issued in Chile
Deposit promissory notes from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mortgage bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Bonds from domestic banks	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Deposits in domestic banks	65,818	280,696	352	8,583	40	—	—	—	—	—	—	—	66,210	289,279
Bonds from other Chilean companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other instruments issued in Chile	1,126	1,647	—	—	—	1,440	—	—	—	—	—	—	1,126	3,087
Subtotal	66,944	282,343	352	8,583	40	1,440	—	—	—	—	—	—	67,336	292,366
Instruments issued by foreign institutions
Instruments from foreign governments or central bank	—	—		—	—	—	—	—	—	—	—	—	—	—
Other instruments issued by foreing	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Mutual fund investments
Funds managed by related companies	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Funds managed by third-party	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Subtotal	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Total	284,525	298,711	352	8,583	40	1,440	—	—	—	—	—	—	284,917	308,734

Securities sold:

The fair value of the financial instruments delivered as collateral by the Bank and its subsidiaries, in sales transactions with repurchase agreement and securities lending as of September 30, 2020 amounts to Ch$283,771 million (Ch$305,593 million in December 2019). In the event that the Bank and its subsidiaries enter into default or bankruptcy, the counterparty is authorized to sell or deliver these investments as collateral.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges:

(a)	As of September 30, 2020 and December 31, 2019, the Bank’s portfolio of derivative instruments is detailed as follows:

	Notional amount of contract with final expiration date in							Fair Value
As of September 30, 2020	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	6,625	—	—	6,625	—	2,105
Interest rate swap	—	—	—	—	—	47,647	47,647	—	8,262
Total derivatives held for hedging purposes	—	—	—	6,625	—	47,647	54,272	—	10,367

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	—	—	249,054	193,409	759,813	1,202,276	107,917	39,408
Total derivatives held as cash flow hedges	—	—	—	249,054	193,409	759,813	1,202,276	107,917	39,408

Trading derivatives
Currency forward	9,591,909	6,479,771	10,111,662	977,356	58,982	29,019	27,248,699	473,344	407,459
Interest rate swap	2,192,488	3,889,466	12,343,898	13,776,363	6,846,627	10,923,681	49,972,523	1,330,180	1,366,263
Interest rate swap and cross currency swap	517,510	831,859	3,501,841	6,438,819	3,343,148	4,995,279	19,628,456	1,072,691	1,295,365
Call currency options	11,330	20,612	34,088	3,306	—	—	69,336	832	828
Put currency options	9,355	28,664	26,217	1,000	—	—	65,236	464	887
Total trading derivatives	12,322,592	11,250,372	26,017,706	21,196,844	10,248,757	15,947,979	96,984,250	2,877,511	3,070,802

Total	12,322,592	11,250,372	26,017,706	21,452,523	10,442,166	16,755,439	98,240,798	2,985,428	3,120,577

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(a)	Portfolio of derivative instruments, continued:

	Notional amount of contract with final expiration date in							Fair Value
As of December 31, 2019	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging purposes
Interest rate swap and cross currency swap	—	—	—	8,166	—	—	8,166	—	2,547
Interest rate swap	—	—	—	6,806	—	79,511	86,317	32	6,739
Total derivatives held for hedging purposes	—	—	—	14,972	—	79,511	94,483	32	9,286

Derivatives held as cash flow hedges
Interest rate swap and cross currency swap	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443
Total derivatives held as cash flow hedges	—	33,182	—	192,647	134,812	821,241	1,181,882	61,562	34,443

Trading derivatives
Currency forward	8,770,180	8,736,613	14,803,058	2,067,618	65,321	38,346	34,481,136	956,632	673,630
Interest rate swap	1,790,715	5,806,453	19,749,389	16,219,325	7,021,586	10,823,786	61,411,254	888,581	886,963
Interest rate swap and cross currency swap	414,717	858,732	3,849,108	5,679,500	3,569,635	4,204,064	18,575,756	873,371	1,210,061
Call currency options	22,620	47,513	96,988	11,293	—	—	178,414	4,961	1,529
Put currency options	19,583	36,024	92,524	10,541	—	—	158,672	1,076	2,209
Total trading derivatives	11,017,815	15,485,335	38,591,067	23,988,277	10,656,542	15,066,196	114,805,232	2,724,621	2,774,392

Total	11,017,815	15,518,517	38,591,067	24,195,896	10,791,354	15,966,948	116,081,597	2,786,215	2,818,121

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(b)	Fair value Hedges:

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in the fair value of the hedged elements attributable to interest rates in financial instruments or loans. The aforementioned hedge instruments change the effective cost of long-term assets from a fixed interest rate to a floating rate, decreasing the duration and modifying the sensitivity to the shortest segments of the curve.

Below is a detail of the hedged elements and instruments under fair value hedges as of September 30, 2020 and December 31, 2019:

	September	December
	2020	2019
	MCh$	MCh$
Hedge element
Commercial loans	6,625	8,166
Corporate bonds	47,647	86,317

Hedge instrument
Cross currency swap	6,625	8,166
Interest rate swap	47,647	86,317

(c)	Cash flow Hedges:

(c.1)	The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates and foreign exchange of foreign banks obligations and bonds issued abroad in US Dollars, Hong Kong dollars, Swiss Franc, Japanese Yens, Peruvian Sol, Australian Dollars, Euros and Norwegian kroner. The cash flows of the cross currency swaps equal the cash flows of the hedged items, which modify uncertain cash flows to known cash flows derived from a fixed interest rate.

Additionally, these cross currency swap contracts used to hedge the risk from variability of the Unidad de Fomento (“CLF”) in assets flows denominated in CLF until a nominal amount equal to the portion notional of the hedging instrument CLF, whose readjustment daily impact the item “Interest Revenue” of the Income Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from bonds issued abroad objects of this hedge and the cash flows of the asset part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Outflows:
Corporate Bond EUR	—	—	(717)	—	(831)	(1,421)	(3,095)	(2,842)	(3,095)	(2,842)	(98,389)	(91,089)	(106,127)	(98,194)
Corporate Bond HKD	(6,170)	—	—	—	(8,541)	(12,829)	(100,283)	(25,627)	(19,670)	(91,034)	(370,292)	(320,604)	(504,956)	(450,094)
Corporate Bond PEN	—	—	—	(894)	(1,716)	(894)	(3,432)	(3,575)	(2,574)	(3,575)	(46,806)	(49,651)	(54,528)	(58,589)
Corporate Bond CHF	—	—	(875)	—	—	(798)	(1,749)	(1,597)	(226,594)	(90,095)	—	(116,765)	(229,218)	(209,255)
Corporate Bond USD	(835)	—	—	—	(835)	(1,600)	(3,338)	(3,200)	(3,338)	(3,200)	(45,057)	(43,994)	(53,403)	(51,994)
Obligation USD	(225)	(216)	(84)	(336)	(919)	(884)	(172,858)	(166,592)	—	—	—	—	(174,086)	(168,028)
Corporate Bond JPY	—	—	(1,141)	(34,638)	(1,141)	(2,121)	(41,303)	(38,596)	(3,745)	(3,482)	(207,297)	(193,625)	(254,627)	(272,462)
Corporate Bond AUD	—	—	(1,496)	(428)	(3,538)	(3,274)	(9,607)	(7,399)	(7,992)	(7,401)	(216,790)	(156,499)	(239,423)	(175,001)
Corporate Bond NOK	—	—	(2,291)	—	—	(2,341)	(4,583)	(4,682)	(4,583)	(4,682)	(74,300)	(75,919)	(85,757)	(87,624)

Hedge instrument
Inflows:
Cross Currency Swap EUR	—	—	717	—	831	1,421	3,095	2,842	3,095	2,842	98,389	91,089	106,127	98,194
Cross Currency Swap HKD	6,170	—	—	—	8,541	12,829	100,283	25,627	19,670	91,034	370,292	320,604	504,956	450,094
Cross Currency Swap PEN	—	—	—	894	1,716	894	3,432	3,575	2,574	3,575	46,806	49,651	54,528	58,589
Cross Currency Swap CHF	—	—	875	—	—	798	1,749	1,597	226,594	90,095	—	116,765	229,218	209,255
Cross Currency Swap USD	835	—	—	—	835	1,600	3,338	3,200	3,338	3,200	45,057	43,994	53,403	51,994
Cross Currency Swap USD	225	216	84	336	919	884	172,858	166,592	—	—	—	—	174,086	168,028
Cross Currency Swap JPY	—	—	1,141	34,638	1,141	2,121	41,303	38,596	3,745	3,482	207,297	193,625	254,627	272,462
Cross Currency Swap AUD	—	—	1,496	428	3,538	3,274	9,607	7,399	7,992	7,401	216,790	156,499	239,423	175,001
Cross Currency Swap NOK	—	—	2,291	—	—	2,341	4,583	4,682	4,583	4,682	74,300	75,919	85,757	87,624

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

(c.2)	Below are the cash flows from underlying assets and the cash flows of the liability part of the derivative instrument:

	Up to 1 month		Over 1 month and up to 3 months		Over 3 months and up to 12 months		Over 1 year and up to 3 years		Over 3 years and up to 5 years		Over 5 years		Total
	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Hedge element
Inflows:
Cash flows in CLF	4,753	156	4,839	33,648	12,369	21,062	291,052	234,065	227,400	280,074	839,998	795,068	1,380,411	1,364,073

Hedge instrument
Outflows:
Cross Currency Swap HKD	(3,507)	(156)	—	—	(5,568)	(8,798)	(71,823)	(17,906)	(14,531)	(69,035)	(268,042)	(268,034)	(363,471)	(363,929)
Cross Currency Swap PEN	—	—	—	(47)	(96)	(48)	(191)	(188)	(191)	(189)	(31,566)	(31,223)	(32,044)	(31,695)
Cross Currency Swap JPY	—	—	(2,085)	(33,570)	(2,058)	(4,096)	(40,469)	(40,344)	(6,514)	(6,424)	(200,971)	(199,778)	(252,097)	(284,212)
Cross Currency Swap USD	(873)	—	228	—	(648)	(1,275)	(163,893)	(161,941)	(1,299)	(1,281)	(37,441)	(37,242)	(203,926)	(201,739)
Cross Currency Swap CHF	—	—	(1,967)	—	(1,935)	(3,858)	(7,762)	(7,653)	(197,943)	(197,107)	—	—	(209,607)	(208,618)
Cross Currency Swap EUR	(373)	—	(569)	—	(938)	(1,857)	(3,767)	(3,715)	(3,770)	(3,718)	(85,952)	(85,686)	(95,369)	(94,976)
Cross Currency Swap AUD	—	—	(136)	(31)	(821)	(521)	(1,915)	(1,103)	(1,918)	(1,104)	(150,942)	(108,622)	(155,732)	(111,381)
Cross Currency Swap NOK	—	—	(310)	—	(305)	(609)	(1,232)	(1,215)	(1,234)	(1,216)	(65,084)	(64,483)	(68,165)	(67,523)

Net cash flows	—	—	—	—	—	—	—	—	—	—	—	—	—	—

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

10.	Derivative Instruments and Accounting Hedges, continued:

(c)	Cash flow Hedges, continued:

With respect to CLF assets hedged; these are revalued monthly according to the variation of the UF, which is equivalent to monthly reinvest the assets until maturity of the relationship hedging.

(c.3)	The unrealized results generated during the period 2020 by those derivative contracts that conform the hedging instruments in this cash flow hedging strategy, have been recorded with charge to equity amounting to Ch$17,075 million (charge to equity of Ch$82,385 million in September 30, 2019). The net effect of taxes charge to equity amounts to Ch$12,465 million (net charge to equity of Ch$60,141 million equity during the period September 2019).

The accumulated balance for this concept as of September 30, 2020 corresponds to a charge in equity amounted to Ch$98,115 million (charge to equity of Ch$81,040 million as of December 2019).

(c.4)	The effect of the cash flow hedging derivatives that offset the result of the hedged instruments corresponds to a credit to income of Ch$67,572 million during the period 2020 (credit to results for Ch$27,685 million during the September 2019 period).

(c.5)	As of September 30, 2020 and 2019, it not exist inefficiency in cash flow hedge, because both, hedge item and hedge instruments, are mirrors of each other, it means that all variation of value attributable to rate and revaluation components are netted totally.

(c.6)	As of September 30, 2020 and 2019, the Bank does not have hedges of net investments in foreign business.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

11.	Loans and Advances to Banks, net:

(a)	At the end of each reporting period, the balances presented in the item “Loans and advances to Banks” are as follows:

	September	December
	2020	2019
	MCh$	MCh$
Domestic Banks
Interbank loans of liquidity	—	150,007
Provisions for loans to domestic banks	—	(54)
Subtotal	—	149,953
Foreign Banks
Interbank loans commercial	204,507	289,337
Credits with third countries	—	8,934
Chilean exports trade loans	56,945	61,860
Provisions for loans to foreign banks	(499)	(704)
Subtotal	260,953	359,427
Central Bank of Chile
Central Bank deposits	2,150,000	630,053
Other Central Bank credits	—	—
Subtotal	2,150,000	630,053
Total	2,410,953	1,139,433

(b)	The changes in provisions of the credits owed by the banks, during the periods 2020 and 2019, are summarized as follows:

	Bank’s Location
Detail	Chile	Abroad	Total
	MCh$	MCh$	MCh$

Balance as of January 1, 2019	83	1,006	1,089
Provisions established	—	—	—
Provisions released	(47)	(219)	(266)
Balance as of September 30, 2019	36	787	823
Provisions established	18	—	18
Provisions released	—	(83)	(83)
Balance as of December 31, 2019	54	704	758
Provisions established	—	—	—
Provisions released	(54)	(205)	(259)
Balance as of September 30, 2020	—	499	499

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net:

(a.i)	Loans to Customers:

As of September 30, 2020 and December 31, 2019, the portfolio of loans is composed as follows:

	As of September 30, 2020
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Deductible Fogape Guarantee	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	14,047,567	123,052	465,849	14,636,468	(172,532)	(141,222)	(27,700)	(341,454)	14,295,014
Foreign trade loans	1,240,513	6,283	22,041	1,268,837	(38,843)	(3,375)	—	(42,218)	1,226,619
Current account debtors	130,721	3,570	5,936	140,227	(2,814)	(7,980)	—	(10,794)	129,433
Factoring transactions	383,789	2,347	589	386,725	(6,818)	(593)	—	(7,411)	379,314
Student loans	55,185	—	2,616	57,801	—	(4,384)	—	(4,384)	53,417
Commercial lease transactions (1)	1,497,143	42,069	37,883	1,577,095	(6,983)	(6,988)	—	(13,971)	1,563,124
Other loans and accounts receivable	59,423	412	17,979	77,814	(5,521)	(6,650)	—	(12,171)	65,643
Subtotal	17,414,341	177,733	552,893	18,144,967	(233,511)	(171,192)	(27,700)	(432,403)	17,712,564
Mortgage loans
Letters of credit	9,687	—	819	10,506	—	(56)	—	(56)	10,450
Endorsable mortgage loans	24,097	—	1,465	25,562	—	(98)	—	(98)	25,464
Other residential lending	8,707,038	—	325,085	9,032,123	—	(32,097)	—	(32,097)	9,000,026
Credit from ANAP	3	—	—	3	—	—	—	—	3
Residential lease transactions	—	—	—	—	—	—	—	—	—
Other loans and accounts receivable	143,976	—	9,088	153,064	—	(1,145)	—	(1,145)	151,919
Subtotal	8,884,801	—	336,457	9,221,258	—	(33,396)	—	(33,396)	9,187,862
Consumer loans
Consumer loans in installments	2,434,526	—	324,978	2,759,504	—	(242,896)	—	(242,896)	2,516,608
Current account debtors	152,097	—	6,024	158,121	—	(11,423)	—	(11,423)	146,698
Credit card debtors	995,253	—	28,178	1,023,431	—	(45,615)	—	(45,615)	977,816
Consumer lease transactions (1)	300	—	—	300	—	(3)	—	(3)	297
Other loans and accounts receivable	69	—	658	727	—	(488)	—	(488)	239
Subtotal	3,582,245	—	359,838	3,942,083	—	(300,425)	—	(300,425)	3,641,658
Total	29,881,387	177,733	1,249,188	31,308,308	(233,511)	(505,013)	(27,700)	(766,224)	30,542,084

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of September 30, 2020 Ch$796,598 million correspond to finance leases on real estate and Ch$780,797 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers net, continued:

(a.i)	Loans to Customers, continued:

	As of December 31, 2019
	Assets before allowances				Allowances established
	Normal Portfolio	Substandard Portfolio	Non-Complying Portfolio	Total	Individual Provisions	Group Provisions	Total	Net assets
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,740,263	45,346	351,425	12,137,034	(118,440)	(125,082)	(243,522)	11,893,512
Foreign trade loans	1,407,782	4,111	19,312	1,431,205	(35,995)	(3,321)	(39,316)	1,391,889
Current account debtors	258,195	4,020	3,479	265,694	(3,683)	(4,181)	(7,864)	257,830
Factoring transactions	683,602	2,950	1,533	688,085	(10,642)	(1,171)	(11,813)	676,272
Student loans	54,203	—	1,993	56,196	—	(4,056)	(4,056)	52,140
Commercial lease transactions (1)	1,580,443	14,944	23,764	1,619,151	(5,770)	(7,825)	(13,595)	1,605,556
Other loans and accounts receivable	76,287	347	10,110	86,744	(2,412)	(5,195)	(7,607)	79,137
Subtotal	15,800,775	71,718	411,616	16,284,109	(176,942)	(150,831)	(327,773)	15,956,336
Mortgage loans
Letters of credit	13,720	—	1,034	14,754	—	(12)	(12)	14,742
Endorsable mortgage loans	31,469	—	882	32,351	—	(15)	(15)	32,336
Other residential lending	8,975,754	—	169,482	9,145,236	—	(27,795)	(27,795)	9,117,441
Credit from ANAP	4	—	—	4	—	—	—	4
Residential lease transactions	—	—	—	—	—	—	—	—
Other loans and accounts receivable	10,650	—	66	10,716	—	(225)	(225)	10,491
Subtotal	9,031,597	—	171,464	9,203,061	—	(28,047)	(28,047)	9,175,014
Consumer loans
Consumer loans in installments	2,778,721	—	260,839	3,039,560	—	(262,832)	(262,832)	2,776,728
Current account debtors	293,863	—	2,478	296,341	—	(14,740)	(14,740)	281,601
Credit card debtors	1,169,820	—	25,794	1,195,614	—	(51,581)	(51,581)	1,144,033
Consumer lease transactions (1)	69	—	—	69	—	(1)	(1)	68
Other loans and accounts receivable	13	—	703	716	—	(444)	(444)	272
Subtotal	4,242,486	—	289,814	4,532,300	—	(329,598)	(329,598)	4,202,702
Total	29,074,858	71,718	872,894	30,019,470	(176,942)	(508,476)	(685,418)	29,334,052

(1)	In this item, the Bank finances its clients the acquisition of real estate and chattels through financial lease agreements. As of December 31, 2019 Ch$779,383 million correspond to finance leases on real estate and Ch$839,837 million correspond to finance leases on chattels.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, net, continued:

(a.ii)	Impaired Portfolio:

As of September 30, 2020 and December 31, 2019, the Bank presents the following details of normal and impaired portfolio:

	Assets before Allowances						Allowances established
	Normal Portfolio		Impaired Portfolio		Total		Individual Provisions		Group Provisions		Deductible Fogape Guarantee		Total		Net assets
	September	December	September	December	September	December	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	17,553,967	15,859,496	591,000	424,613	18,144,967	16,284,109	(233,511)	(176,942)	(171,192)	(150,831)	(27,700)	—	(432,403)	(327,773)	17,712,564	15,956,336
Mortgage loans	8,884,801	9,031,597	336,457	171,464	9,221,258	9,203,061	—	—	(33,396)	(28,047)	—	—	(33,396)	(28,047)	9,187,862	9,175,014
Consumer loans	3,582,245	4,242,486	359,838	289,814	3,942,083	4,532,300	—	—	(300,425)	(329,598)	—	—	(300,425)	(329,598)	3,641,658	4,202,702
Total	30,021,013	29,133,579	1,287,295	885,891	31,308,308	30,019,470	(233,511)	(176,942)	(505,013)	(508,476)	(27,700)	—	(766,224)	(685,418)	30,542,084	29,334,052

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(b)	Credit risk provisions:

The changes in credits risk provisions, during the period 2020 and 2019, are summarized as follows:

	Commercial			Mortgage	Consumer
	Individual	Group	Deductible Fogape Guarantee	Group	Group	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balance as of January 1, 2019	163,204	126,755	—	26,446	290,694	607,099
Charge-offs	(5,795)	(35,268)	—	(6,261)	(182,959)	(230,283)
Sales or transfers of credits	(2,549)	—	—	—	—	(2,549)
Allowances established	15,847	50,907	—	7,027	207,513	281,294
Allowances released	—	—	—	—	—	—
Balance as of September 30, 2019	170,707	142,394	—	27,212	315,248	655,561
Charge-offs	(2,904)	(11,731)	—	(1,529)	(66,753)	(82,917)
Sales or transfers of credits	—	—	—	—	—	—
Allowances established	9,139	20,168	—	2,364	81,103	112,774
Allowances released	—	—	—	—	—	—
Balance as of December 31, 2019	176,942	150,831	—	28,047	329,598	685,418
Charge-offs	(7,567)	(38,782)	—	(5,826)	(224,769)	(276,944)
Sales or transfers of credits	(186)	—	—	—	—	(186)
Allowances established	64,322	59,143	27,700	11,175	195,596	357,936
Allowances released	—	—	—	—	—	—
Balance as of September 30, 2020	233,511	171,192	27,700	33,396	300,425	766,224

In addition to these credit risk provisions, also provisions are maintained for country risk to cover foreign operations and additional loan provisions agreed upon by the Board of Directors, which are presented in liabilities under the item Provisions (see Note No. 24).

Other disclosures:

1.	As of September 30, 2020 and December 31, 2019, the Bank and its subsidiaries have made sales of loan portfolios. The effect in income is no more than 5% of net income before taxes, as described in Note No. 12 letter (e).

2.	As of September 30, 2020 and December 31, 2019, the Bank and its subsidiaries derecognized 100% of its portfolio of loans sold and on which all or substantially all of the risks and benefits associated to these financial assets have been transferred (see Note No. 12 letter (e)).

3.	As of September 30, 2020, under the Commercial Loans item, operations are maintained that guarantee obligations maintained with the Central Bank of Chile as part of the Loan Increase Conditional Credit Facility (FCIC by its Spanish initials) program for an approximate amount of Ch$1,649,890 million (see Note No. 5 letter (i)).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(c)	Finance lease contracts:

The cash flows to be received by the Bank from finance lease contracts have the following maturities:

	Total receivable		Unearned income		Net balance receivable (*)
	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Within one year	518,425	544,067	(53,163)	(58,871)	465,262	485,196
From 1 to 2 years	371,184	392,832	(38,874)	(42,302)	332,310	350,530
From 2 to 3 years	244,343	258,331	(25,623)	(27,329)	218,720	231,002
From 3 to 4 years	156,159	163,847	(17,732)	(18,361)	138,427	145,486
From 4 to 5 years	108,523	108,192	(13,113)	(13,242)	95,410	94,950
After 5 years	353,197	335,695	(30,242)	(30,313)	322,955	305,382
Total	1,751,831	1,802,964	(178,747)	(190,418)	1,573,084	1,612,546

(*)	The net balance receivable does not include past-due portfolio totaling Ch$4,311 million as of September 30, 2020 (Ch$6,674 million as of December 2019).

The Bank maintains financial lease operations associated with real estate, industrial machinery, vehicles and transportation equipment. These leases contracts have an average term between 2 and 15 years.

(d)	Purchase of loan portfolio:

During the period ended September 30, 2020 and the year ended 2019 has not purchases portfolio loans.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

12.	Loans to Customers, continued:

(e)	Sale or transfer of loans from the loan portfolio:

During the periods 2020 and 2019 there have been operations of sale or transfer of the loan portfolio according to the following:

	As of September 30, 2020
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	43,804	(186)	43,804	186
Sale of written – off loans	—	—	—	—
Total	43,804	(186)	43,804	186

	As of September 30, 2019
	Carrying amount	Allowances	Sale price	Effect on income (loss) gain (*)
	MCh$	MCh$	MCh$	MCh$

Sale of current loans	12,420	(2,549)	12,420	2,549
Sale of written – off loans	—	—	—	—
Total	12,420	(2,549)	12,420	2,549

(*)	See Note No. 30.

(f)	Securitization of own assets:

During the period 2020 and the year ended 2019, there is no securitization transactions executed involving its own assets.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities:

As of September 30, 2020 and December 31, 2019, investment securities classified as available-for-sale and held-to-maturity are detailed as follows:

	September 2020			December 2019
	Available- for-sale	Held-to- maturity	Total	Available- for -sale	Held-to- maturity	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Instruments issued by the Chilean Government and Central Bank of Chile
Bonds issued by the Central Bank of Chile	108	—	108	76,358	—	76,358
Promissory notes issued by the Central Bank of Chile	—	—	—	16,466	—	16,466
Other instruments of the Chilean Government and the Central Bank of Chile	164,287	—	164,287	16,238	—	16,238

Other instruments issued in Chile
Deposit promissory notes from domestics banks	—	—	—	—	—	—
Mortgage bonds from domestic banks	132,327	—	132,327	122,291	—	122,291
Bonds from domestic banks	15,937	—	15,937	15,927	—	15,927
Deposits from domestic banks	862,797	—	862,797	1,020,842	—	1,020,842
Bonds from other Chilean companies	39,212	—	39,212	1,395	—	1,395
Promissory notes issued by other Chilean companies	—	—	—	—	—	—
Other instruments issued in Chile	51,419	—	51,419	68,476	—	68,476

Instruments issued Abroad
Instruments from foreign governments or Central Banks	—	—	—	—	—	—
Other instruments	—	—	—	19,853	—	19,853

Total	1,266,087	—	1,266,087	1,357,846	—	1,357,846

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

13.	Investment Securities, continued:

Instruments of the Government and the Central Bank of Chile include instruments sold under repurchase agreements to clients and financial institutions for an amount of Ch$15,864 million in September 2020. The repurchase agreements have an average maturity of 2 days in September 2020. As of December 31, 2019 there is no amount for this concept.

Under the same item, instruments that guarantee margins for cleared derivatives transactions are classified through Comder Contraparte Central S.A. for an amount of Ch$52,574 million as of September 30, 2020.

Instruments given as collateral as part of the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) granted by the Central Bank of Chile in the amount of Ch$593,280 million as of September 30, 2020 are classified under Instruments of Other National Institutions (see Note No. 5 letter (i)).

Under the instruments issued abroad mainly include bonds of local companies issued abroad.

As of September 30, 2020, the portfolio of financial assets available-for-sale includes an accumulated unrealized gain of Ch$2,430 million (accumulated unrealized gain of Ch$3,827 million in December 2019), recorded as an equity valuation adjustment.

During the period 2020 and 2019, there is no evidence of impairment of financial assets available-for-sale.

Gross profits and losses realized on the sale of available-for-sale investments as of September 30, 2020 and 2019 are shown in Note No. 30 “Net Financial Operating Income”. The changes on results at the end of each period are as fallow:

	September	September
	2020	2019
	MCh$	MCh$

Unrealized gains	19,745	24,344
Realized gains reclassified to income	(21,142)	(3,477)
Subtotal	(1,397)	20,867
Income tax on other comprehensive income	378	(5,652)
Net effect in equity	(1,019)	15,215

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies:

(a)	Investments in other companies include investments of Ch$48,984 million as of September 30, 2020 (Ch$50,758 million as of December 31, 2019), as follows:

						Investment
		Ownership Interest		Equity		Assets		Income
		September	December	September	December	September	December	September	September
		2020	2019	2020	2019	2020	2019	2020	2019
Company	Shareholder	%	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Associates
Transbank S.A.	Banco de Chile	26.16	26.16	77,000	82,667	20,141	21,973	(1,833)	3,186
Soc. Operadora de Tarjetas de Crédito Nexus S.A.	Banco de Chile	29.63	29.63	18,443	17,675	5,465	5,238	227	337
Administrador Financiero del Transantiago S.A.	Banco de Chile	20.00	20.00	19,113	19,174	3,823	3,985	261	239
Redbanc S.A.	Banco de Chile	38.13	38.13	8,201	9,221	3,127	3,549	(421)	261
Centro de Compensación Automatizado S.A.	Banco de Chile	33.33	33.33	7,542	6,464	2,514	2,184	330	232
Sociedad Imerc OTC S.A.	Banco de Chile	12.33	12.33	12,231	12,470	1,508	1,538	(28)	38
Sociedad Interbancaria de Depósitos de Valores S.A.	Banco de Chile	26.81	26.81	5,537	4,811	1,484	1,359	193	154
Sociedad Operadora de la Cámara de Compensación de Pagos de Alto Valor S.A.	Banco de Chile	15.00	15.00	6,501	6,290	975	958	24	31
Subtotal Associates				154,568	158,772	39,037	40,784	(1,247)	4,478

Joint Ventures
Servipag Ltda.	Banco de Chile	50.00	50.00	12,729	12,292	6,364	6,271	93	241
Artikos Chile S.A.	Banco de Chile	50.00	50.00	2,526	2,399	1,263	1,387	376	409
Subtotal Joint Ventures				15,255	14,691	7,627	7,658	469	650
Subtotal				169,823	173,463	46,664	48,442	(778)	5,128

Investments valued at cost (1)
Bolsa de Comercio de Santiago S.A.	Banchile Corredores de Bolsa					1,646	1,646	333	308
Banco Latinoamericano de Comercio Exterior S.A. (Bladex)	Banco de Chile					309	309	43	48
Bolsa Electrónica de Chile S.A.	Banchile Corredores de Bolsa					257	257	9	9
Sociedad de Telecomunicaciones Financieras Interbancarias Mundiales (Swift)	Banco de Chile					100	96	—	—
CCLV Contraparte Central S.A.	Banchile Corredores de Bolsa					8	8	1	1
Subtotal						2,320	2,316	386	366
Total						48,984	50,758	(392)	5,494

(1)	Income from investments valorized at cost, corresponds to income recognized on cash basis (dividends).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

14.	Investments in Other Companies, continued:

(b)	The change of investments in companies registered under the equity method in the periods of 2020 and 2019, are as follows:

	September	September
	2020	2019
	MCh$	MCh$

Initial book value	48,442	42,252
Acquisition of investments in companies	—	—
Participation on income in companies with significant influence and joint control	(778)	5,128
Dividends receivable	—	—
Dividends Minimum	—	—
Dividends received	(1,001)	(553)
Others	1	29
Total	46,664	46,856

(c)	During the period ended as of September 30, 2020 and 2019 no impairment has incurred in these investments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets:

(a)	As of September 30, 2020 and December 31, 2019 intangible assets are composed as follows:

	Useful Life		Average remaining amortization		Gross balance		Accumulated Amortization		Net balance
	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other Intangible Assets:
Software or computer programs	6	6	5	5	176,693	163,485	(116,600)	(105,178)	60,093	58,307
Total					176,693	163,485	(116,600)	(105,178)	60,093	58,307

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

15.	Intangible Assets, continued:

(b)	The change of intangible assets as of September 30, 2020 and December 31, 2019 are as follows:

	Software or computer programs
	September	December
	2020	2019
	MCh$	MCh$
Gross Balance
Balance as of January 1,	163,485	144,942
Acquisition	13,596	20,928
Disposals/ write-downs	(353)	(1,759)
Reclassification	(35)	(276)
Impairment (*)	—	(350)
Total	176,693	163,485

Accumulated Amortization
Balance as of January 1,	(105,178)	(92,881)
Amortization for the period (*)	(11,809)	(12,875)
Disposals/ write-downs	352	316
Reclassification	35	262
Total	(116,600)	(105,178)

Balance Net	60,093	58,307

(*)	See Note No. 35 Depreciation, amortization and impairment.

(c)	As of September 30, 2020 and December 31, 2019, the Bank maintains the following amounts with technological developments:

	Commitment Amount
	September	December
Detail	2020	2019
	MCh$	MCh$

Software and licenses	3,961	7,151

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities:

(a)	The properties and equipment as of September 30, 2020 and December 31, 2019 are composed as follows:

	Useful Life		Average remaining depreciation		Gross balance		Accumulated Depreciation		Net balance
	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	Years	Years	Years	Years	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Type of property and equipment:
Land and Buildings	26	26	20	21	303,362	301,619	(140,882)	(136,394)	162,480	165,225
Equipment	5	5	4	4	220,696	207,605	(173,377)	(162,560)	47,319	45,045
Others	7	7	4	4	55,504	55,519	(47,156)	(45,527)	8,348	9,992
Total					579,562	564,743	(361,415)	(344,481)	218,147	220,262

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(b)	The changes in properties and equipment as of September 30, 2020 and December 31, 2019 are as follows:

	September 2020
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2020	301,619	207,605	55,519	564,743
Additions	4,099	15,285	972	20,356
Disposals/write-downs/Sales	(2,356)	(2,179)	(987)	(5,522)
Impairment (*) (***)	—	(15)	—	(15)
Total	303,362	220,696	55,504	579,562

Accumulated Depreciation
Balance as of January 1, 2020	(136,394)	(162,560)	(45,527)	(344,481)
Depreciation charges of the period (*) (**)	(6,637)	(12,903)	(2,553)	(22,093)
Sales and disposals of the period	2,149	2,086	924	5,159
Total	(140,882)	(173,377)	(47,156)	(361,415)

Balance as of September 30, 2020	162,480	47,319	8,348	218,147

	December 2019
	Land and Buildings	Equipment	Others	Total
	MCh$	MCh$	MCh$	MCh$
Gross Balance
Balance as of January 1, 2019	320,585	183,220	53,500	557,305
Reclassification	(25,654)	(37)	—	(25,691)
Additions	12,555	28,118	2,839	43,512
Disposals/write-downs/Sales	(5,437)	(3,115)	(762)	(9,314)
Impairment losses (***)	(430)	(581)	(58)	(1,069)
Total	301,619	207,605	55,519	564,743

Accumulated Depreciation
Balance as of January 1, 2019	(150,099)	(148,455)	(42,879)	(341,433)
Reclassification	21,278	37	—	21,315
Depreciation charges of the year (**)	(8,613)	(16,819)	(3,403)	(28,835)
Sales and disposals of the year	1,040	2,692	740	4,472
Transfers	—	(15)	15	—
Total	(136,394)	(162,560)	(45,527)	(344,481)

Balance as of December 31, 2019	165,225	45,045	9,992	220,262

(*)	See Note No.35 Depreciation, Amortization and Impairment.

(**)	This amount does not include the depreciation of the year of the Investment Properties, amount is included in “Other Assets” for Ch$268 million (Ch$359 million as of December 2019).

(***)	This amount does not include charge-offs of Property and Equipment of Ch$867 million (Ch$949 million as of December 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

(c)	The composition of the rights over leased assets as of September 30, 2020 and December 31, 2019 is as follows:

	Gross Balance		Accumulated Depreciation		Net Balance
	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Categories
Buildings	129,702	130,853	(31,740)	(18,722)	97,962	112,131
Floor space for ATMs	40,423	41,960	(14,591)	(9,091)	25,832	32,869
Improvements to leased properties	26,291	27,254	(21,111)	(21,589)	5,180	5,665
Total	196,416	200,067	(67,442)	(49,402)	128,974	150,665

(d)	The changes of the rights over leased assets as of September 30, 2020 and December 31, 2019 is as follows:

	September 2020
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2020	130,853	41,960	27,254	200,067
Additions	3,560	844	559	4,963
Write-downs	(4,711)	(1,050)	(1,522)	(7,283)
Remeasurement	—	(1,331)	—	(1,331)
Total	129,702	40,423	26,291	196,416

Accumulated Depreciation
Balance as of January 1, 2020	(18,722)	(9,091)	(21,589)	(49,402)
Depreciation of the period (*)	(14,215)	(5,722)	(761)	(20,698)
Write-downs	1,197	222	1,239	2,658
Total	(31,740)	(14,591)	(21,111)	(67,442)

Balance as of September 30, 2020	97,962	25,832	5,180	128,974

(*)	See Note No.35 Depreciation, Amortization and Impairment.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

	December 2019
	Buildings	Floor space for ATMs	Improvements to leased properties	Total
	MCh$	MCh$	MCh$	MCh$

Gross Balance
Balance as of January 1, 2019	116,577	27,920	—	144,497
Reclassification	—	—	26,332	26,332
Additions	14,276	14,040	1,725	30,041
Write-downs	—	—	(803)	(803)
Total	130,853	41,960	27,254	200,067

Accumulated Depreciation
Balance as of January 1, 2019	—	—	—	—
Reclassification	—	—	(21,546)	(21,546)
Depreciation of the year	(18,722)	(9,091)	(659)	(28,472)
Write-downs	—	—	616	616
Total	(18,722)	(9,091)	(21,589)	(49,402)

Balance as of December 31, 2019	112,131	32,869	5,665	150,665

(e)	The following are the future maturities of the lease liabilities as of September 30, 2020 and December 31, 2019:

	September 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,720	3,436	14,982	32,121	23,073	32,620	107,952
ATMs	814	1,624	7,160	16,455	406	517	26,976
Total	2,534	5,060	22,142	48,576	23,479	33,137	134,928

	December 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 months and up to 12 months	Over 1 year and up to 3 years	Over 3 years and up to 5 years	Over 5 years	Total
Lease associated to:	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Buildings	1,726	3,519	15,286	37,063	24,899	38,526	121,019
ATMs	809	1,618	7,131	18,125	5,403	679	33,765
Total	2,535	5,137	22,417	55,188	30,302	39,205	154,784

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

16.	Fixed assets, leased assets and lease liabilities, continued:

The Bank and its subsidiaries maintain contracts with certain renewal options and for which there is reasonable certainty that said option shall be carried out. In such cases, the lease period used to measure the liability and assets corresponds to an estimate of future renewals.

The changes of the obligations for lease liabilities and the flows for the periods 2020 and 2019 are as follows:

Total cash flow for the period
Lease liability	MCh$

Balances as of January 1, 2019	144,497
Liabilities for new lease agreements	22,238
Interest expenses	1,889
Payments of capital and interests	(21,804)
Others	2,589
Balances as of September 30, 2019	149,409
Liabilities for new lease agreements	2,193
Interest expenses	685
Payments of capital and interests	(7,569)
Others	1,295
Balances as of December 31, 2019	146,013
Liabilities for new lease agreements	2,432
Interest expenses	1,993
Payments of capital and interests	(21,542)
Remeasurement	(1,331)
Derecognized contracts	(4,342)
Others	2,000
Balances as of September 30, 2020	125,223

(f)	The future cash flows related to short-term lease agreements in effect as of September 30, 2020 correspond to Ch$8,589 million (Ch$8,611 as of December 31, 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current Taxes and Deferred Taxes:

(a)	Current Taxes:

The Bank and its subsidiaries at the end of each period, have constituted a First Category Income Tax Provision, which was determined based on current tax regulations, and has been reflected in the Statement of Financial Position net of taxes to be recovered or payable, as applicable, as of September 30, 2020 and December 31, 2019, according to the following detail:

	September	December
	2020	2019
	MCh$	MCh$

Income tax	100,307	222,266
Less:
Monthly prepaid taxes	(122,893)	(143,200)
Credit for training expenses	(1,266)	(1,900)
Others	(720)	(1,234)
Total	(24,572)	75,932

Tax rate	27%	27%

	September	December
	2020	2019
	MCh$	MCh$

Current tax assets	25,028	357
Current tax liabilities	(456)	(76,289)
Total tax payable, net	24,572	(75,932)

(b)	Income Tax:

The effect of the tax expense during the periods between January 1 and September 30, 2020 and 2019, are broken down as follows:

	September	September
	2020	2019
	MCh$	MCh$
Income tax expense:
Current year tax	104,917	186,065
Tax Previous year	(1,269)	(16,347)
Subtotal	103,648	169,718
(Credit) Charge for deferred taxes:
Origin and reversal of temporary differences	(11,982)	(43,668)
Subtotal	(11,982)	(43,668)
Others	2,436	(1,704)
Net charge to income for income taxes	94,102	124,346

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(c)	Reconciliation of effective tax rate:

The following is a reconciliation of the income tax rate to the effective rate applied to determine the Bank’s income tax expense as of September 30, 2020 and 2019:

	September 2020		September 2019
	Tax rate		Tax rate
	%	MCh$	%	MCh$

Income tax calculated on net income before tax	27.00	116,350	27.00	153,956
Additions or deductions	(1.44)	(6,218)	(1.64)	(9,369)
Price-level restatement	(4.52)	(19,457)	(3.59)	(20,483)
Other	0.80	3,427	0.04	242
Effective rate and income tax expense	21.84	94,102	21.81	124,346

The effective rate for income tax for the period 2020 is 21.84% (21.81% in September 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity:

The Bank and its subsidiaries have recorded the effects of deferred taxes in their Financial Statements. The effects of deferred taxes on assets, liabilities and income accounts are detailed as follows:

		Effect on
	Balances as of December 31, 2019	Income	Equity	Balances as of September 30, 2020
	MCh$	MCh$	MCh$	MCh$
Debit Differences:
Allowances for loan losses	221,079	28,736	—	249,815
Personnel provisions	16,714	(4,085)	—	12,629
Staff vacations provisions	7,444	1,176	—	8,620
Accrued interests adjustments from impaired loans	3,674	703	—	4,377
Staff severance indemnities provision	607	(102)	25	530
Provision of credit cards expenses	8,221	359	—	8,580
Provision of accrued expenses	10,564	2,354	—	12,918
Leasing	41,792	(12,473)	—	29,319
Incomes received in advance	32,170	(13,633)	—	18,537
Other adjustments	15,485	11,285	—	26,770
Total Debit Differences	357,750	14,320	25	372,095

Credit Differences:
Depreciation and price-level restatement of property and equipment	15,524	1,388	—	16,912
Adjustment for valuation of financial assets available-for-sale	1,039	—	(378)	661
Transitory assets	7,174	829	—	8,003
Loans accrued to effective rate	1,386	(375)	—	1,011
Prepaid expenses	3,334	(1,991)	—	1,343
Other adjustments	8,345	2,487	—	10,832
Total Credit Differences	36,802	2,338	(378)	38,762

Deferred, Net	320,948	11,982	403	333,333

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

17.	Current and Deferred Taxes, continued:

(d)	Effect of deferred taxes on income and equity, continued:

The effects of deferred taxes on assets, liabilities and income as of September 30, 2019 and December 31, 2019, are as follows:

	Balance as of December 31,	Effect on		Balance as of September 30,	Effect on		Balance as of December 31,
	2018	Income	Equity	2019	Income	Equity	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debit differences:
Allowances for loan losses	206,197	11,544	—	217,741	3,338	—	221,079
Personnel provisions	12,994	(453)	—	12,541	4,173	—	16,714
Staff vacations provisions	7,241	59	—	7,300	144	—	7,444
Accrued interest adjustments from impaired loans	3,232	372	—	3,604	70	—	3,674
Staff severance indemnities provision	600	(72)	97	625	13	(31)	607
Provisions of credit card expenses	9,813	(1,277)	—	8,536	(315)	—	8,221
Provisions of accrued expenses	13,155	(3,942)	—	9,213	1,351	—	10,564
Adjustment for valuation financial assets available-for-sale	2,695	—	(2,695)	—	—	—	—
Leasing	42,988	3,603	—	46,591	(4,799)	—	41,792
Incomes received in advance	—	35,627	—	35,627	(3,457)	—	32,170
Other adjustments	12,392	3,277	—	15,669	(184)	—	15,485
Total Debit Differences	311,307	48,738	(2,598)	357,447	334	(31)	357,750

Credit differences:
Depreciation of property and equipment and investment properties	14,990	434	—	15,424	100	—	15,524
Adjustment for valuation financial assets available-for-sale	—	—	2,957	2,957	—	(1,918)	1,039
Transitory assets	4,359	3,951	—	8,310	(1,136)	—	7,174
Loans accrued to effective rate	1,569	(98)	—	1,471	(85)	—	1,386
Prepaid expenses	6,699	(2,631)	—	4,068	(734)	—	3,334
Other adjustments	5,768	3,414	—	9,182	(837)	—	8,345
Total Credit Differences	33,385	5,070	2,957	41,412	(2,692)	(1,918)	36,802

Total, Net	277,922	43,668	(5,555)	316,035	3,026	1,887	320,948

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets:

(a)	Item composition:

At the end of each period, the item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Assets held for leasing (*)	77,633	139,389

Assets received or awarded as payment (**)
Assets awarded at judicial sale	7,779	10,967
Assets received in lieu of payment	702	1,556
Provision for assets received in lieu of payment or awarded	(41)	(188)
Subtotal	8,440	12,335

Other Assets
Deposits by derivatives margin	307,821	475,852
Trading and brokerage (***)	79,096	40,911
Prepaid expenses	35,122	34,934
Other accounts and notes receivable	27,706	44,727
Investment properties	12,922	13,190
Commissions receivable	12,867	14,191
Servipag available funds	10,314	17,923
VAT receivable	8,392	11,831
Recoverable income taxes	8,026	33,136
Accounts receivable for sale of assets received in lieu of payment	2,305	2,184
Rental guarantees	1,991	1,957
Pending transactions	919	2,021
Materials and supplies	769	672
Assets recovered from leasing for sale	325	871
Others	11,804	16,844
Subtotal	520,379	711,244
Total	606,452	862,968

(*)	These correspond to property and equipment to be given under finance lease.

(**)	Assets received in lieu of payment are assets received as payment of customers’ past-due debts. The assets acquired must not exceed the aggregate 20% of the Bank’s effective equity. These assets currently represent 0.0150% % (0.0341% as of December 31, 2019) of the Bank’s effective equity.

The assets awarded at judicial sale are not subject to the aforementioned margin. These properties are assets available for sale and is expected to be completed the sale within one year from the date the asset is received or acquired. In the event that said assets are not sold within one year, it must be written-off. The assets that have been received in payment or are awarded between March 1, 2019 until September 30, 2020, have an additional term of up to eighteen months for their disposal, also allowing these assets to be written-off proportionally to the number of months between the date of receipt and that fixed by the banks for their disposal.

The provision for assets received in lieu of payment or awarded is recorded as indicated in the Compendium of Accounting Standards, Chapter B-5 No.3, which indicates to recognize a provision for the difference between the initial value plus any additions and its realizable value, when the initial is greater.

(***)	This item mainly includes simultaneous operations carried out by the subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

18.	Other Assets, continued:

(b)	The changes of the provision for assets received in lieu of payment during the periods 2020 and 2019 are as follows:

Provision for assets received in lieu of payment	MCh$

Balance as of January 1, 2019	806
Provisions used	(1,670)
Provisions established	1,090
Provisions released	—
Balance as of September 30, 2019	226
Provisions used	(489)
Provisions established	451
Provisions released	—
Balance as of December 31, 2019	188
Provisions used	(967)
Provisions established	820
Provisions released	—
Balance as of September 30, 2020	41

19.	Current Accounts and Other Demand Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Current accounts	12,172,497	8,951,527
Other demand deposits	1,322,760	1,662,950
Other deposits and sight accounts	1,023,068	711,656
Total	14,518,325	11,326,133

20.	Savings Accounts and Time Deposits:

At the end of each period, this item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Time deposits	8,410,007	10,537,614
Term savings accounts	318,615	239,850
Other term balances payable	126,248	79,154
Total	8,854,870	10,856,618

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

21.	Borrowings from Financial Institutions:

At the end of each period, borrowings from financial institutions are detailed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Domestic banks
Banco do Brasil	7,100	3,900
Banco de Crédito e Inversiones	217	—
Banco Santander	—	2,314
Subtotal domestic banks	7,317	6,214

Foreign banks
Foreign trade financing
Citibank N.A.	189,011	285,974
Bank of America	105,176	194,704
Wells Fargo Bank	95,874	139,845
Toronto Dominion Bank	75,210	22,556
The Bank of Nova Scotia	43,162	133,539
Zürcher Kantonalbank	43,097	78,872
Bank of New York Mellon	23,566	224,812
Commerzbank AG	22,105	2,201
DZ Bank Frankfurt	21,324	—
Sumitomo Mitsui Banking	12,553	213,534
Standard Chartered Bank	1,261	70,128
JP Morgan Chase Bank	—	60,150
ING Bank	—	10,987
Others	—	89

Borrowings and other obligations
Wells Fargo Bank	117,856	113,377
Deutsche Bank Trust Company Americas	655	—
Bank of America	355	—
Citibank N.A.	—	6,198
Others	95	97
Subtotal foreign banks	751,300	1,557,063

Chilean Central Bank (*)	3,110,774	—

Total	3,869,391	1,563,277

(*)	Measures established by the Central Bank to deliver liquidity to the economy and support the flow of credit to households and companies, among which are the Conditional Credit Facility to Increase Placements (FCIC by its Spanish initials) and the Liquidity Credit Line (LCL). See Note No. 5 letter (i).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued:

At the end of each period, this item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Mortgage bonds	7,752	10,898
Bonds	7,813,963	7,912,621
Subordinated bonds	887,958	889,895
Total	8,709,673	8,813,414

During the period ended as of September 30, 2020, Banco de Chile issued bonds by an amount of Ch$814,881 million, from which corresponds to Short-Term Bonds and Current Bonds by an amount of Ch$560,698 million and Ch$254,183 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date

Citibank N.A.	USD	23,078	2.00	07/01/2020	07/07/2020
Citibank N.A.	USD	38,371	1.95	09/01/2020	09/04/2020
Citibank N.A.	USD	34,886	1.91	13/01/2020	13/04/2020
Citibank N.A.	USD	11,629	1.87	14/01/2020	14/04/2020
Citibank N.A.	USD	31,667	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	7,917	1.91	29/01/2020	31/07/2020
Citibank N.A.	USD	27,709	1.86	29/01/2020	29/05/2020
Citibank N.A.	USD	10,350	1.85	30/01/2020	01/06/2020
Citibank N.A.	USD	19,720	1.85	03/02/2020	03/06/2020
Citibank N.A.	USD	31,391	1.55	08/04/2020	05/06/2020
Citibank N.A.	USD	21,262	1.30	13/04/2020	12/05/2020
Citibank N.A.	USD	12,758	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	34,020	1.30	13/04/2020	13/05/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	16/06/2020
Citibank N.A.	USD	25,593	1.55	16/04/2020	18/06/2020
Citibank N.A.	USD	34,158	1.61	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,697	1.60	17/04/2020	21/08/2020
Wells Fargo Bank	USD	42,858	1.50	22/04/2020	14/08/2020
Wells Fargo Bank	USD	42,943	1.45	24/04/2020	29/01/2021
Wells Fargo Bank	USD	4,175	1.30	29/04/2020	29/10/2020
Citibank N.A.	USD	32,834	0.45	18/05/2020	20/07/2020
Citibank N.A.	USD	5,089	0.45	18/05/2020	20/07/2020
Total as of September 30, 2020		560,698

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEM0817	UF	93,096	7	0.80	06/01/2020	06/01/2027
BCHIEL0717	UF	123,957	8	0.72	04/02/2020	04/02/2028
		217,053

BONO AUD	AUD	37,130	15	2.65	02/03/2020	02/03/2035
Subtotal Others currency		37,130
Total as of September 30, 2020		254,183

Subordinated bonds

During the period ended September 30, 2020, there were no subordinated bonds, issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

During the year ended as of December 31, 2019, Banco de Chile issued bonds by an amount of Ch$2,625,176 million, from which corresponds to Short-Term Bonds, Current Bonds and Subordinated Bonds by an amount of Ch$944,413 million, Ch$1,465,406 and Ch$215,357 million respectively, according to the following details:

Short-term Bonds

Counterparty	Currency	Amount MCh$	Annual interest rate %	Issued date	Maturity date
Citibank N.A.	USD	40,937	2.91	04/01/2019	04/04/2019
Wells Fargo Bank	USD	40,264	2.85	17/01/2019	24/04/2019
Citibank N.A.	USD	33,598	2.80	22/01/2019	22/04/2019
Citibank N.A.	USD	53,250	2.67	04/04/2019	02/07/2019
Citibank N.A.	USD	27,886	2.67	09/04/2019	09/08/2019
Citibank N.A.	USD	33,257	2.66	11/04/2019	11/07/2019
Wells Fargo Bank	USD	33,257	2.68	11/04/2019	11/10/2019
Citibank N.A.	USD	33,051	2.66	12/04/2019	22/07/2019
Wells Fargo Bank	USD	3,966	2.67	12/04/2019	12/09/2019
Citibank N.A.	USD	27,184	2.67	29/04/2019	29/10/2019
Wells Fargo Bank	USD	33,838	2.60	30/04/2019	30/07/2019
Citibank N.A.	USD	34,795	2.61	17/05/2019	18/11/2019
Citibank N.A.	USD	34,842	2.59	23/05/2019	22/08/2019
Bank of America	USD	34,208	2.50	21/06/2019	22/08/2019
Wells Fargo Bank	USD	3,421	2.50	24/06/2019	25/07/2019
Citibank N.A.	USD	547	2.40	24/06/2019	15/10/2019
Citibank N.A.	USD	13,620	2.50	25/06/2019	05/08/2019
Citibank N.A.	USD	13,575	2.51	28/06/2019	01/08/2019
Citibank N.A.	USD	34,070	2.38	11/07/2019	09/10/2019
Citibank N.A.	USD	29,883	2.25	09/08/2019	12/11/2019
Wells Fargo Bank	USD	3,525	2.03	13/08/2019	08/05/2020
Citibank N.A.	USD	35,676	2.20	22/08/2019	21/11/2019
Wells Fargo Bank	USD	21,350	2.20	10/09/2019	09/12/2019
Wells Fargo Bank	USD	7,117	2.20	11/09/2019	16/12/2019
Wells Fargo Bank	USD	28,466	2.20	11/09/2019	10/12/2019
Citibank N.A.	USD	15,799	2.10	07/10/2019	07/01/2020
Citibank N.A.	USD	36,206	2.07	09/10/2019	09/01/2020
Citibank N.A.	USD	36,212	2.00	24/10/2019	29/01/2020
Bank of America	USD	36,212	2.00	24/10/2019	24/01/2020
Citibank N.A.	USD	18,200	2.00	25/10/2019	03/02/2020
Citibank N.A.	USD	31,819	1.91	04/11/2019	13/01/2020
Citibank N.A.	USD	31,239	1.97	12/11/2019	12/02/2020
Citibank N.A.	USD	4,554	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	7,989	2.05	22/11/2019	07/08/2020
Citibank N.A.	USD	18,750	2.07	04/12/2019	07/08/2020
Citibank N.A.	USD	23,268	2.05	09/12/2019	09/04/2020
Wells Fargo Bank	USD	3,877	2.04	09/12/2019	05/06/2020
Wells Fargo Bank	USD	15,395	2.04	11/12/2019	27/03/2020
Citibank N.A.	USD	1,792	2.03	30/12/2019	20/07/2020
Wells Fargo Bank	USD	7,518	2.10	30/12/2019	15/12/2020
Total as of December 31, 2019		944,413

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

22.	Debt Issued, continued:

Current Bonds Long-Term

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

BCHIEC0817	UF	83,470	5	1.55	30/01/2019	30/01/2024
BCHIED1117	UF	41,711	5	1.54	14/03/2019	14/03/2024
BCHIED1117	UF	5,587	5	1.45	19/03/2019	19/03/2024
BCHIED1117	UF	36,317	5	1.45	20/03/2019	20/03/2024
BCHIDW1017	UF	84,359	2	0.93	09/05/2019	09/05/2021
BCHIDW1017	UF	57,091	2	0.57	24/06/2019	24/06/2021
BCHIEH0917	UF	58,867	7	1.04	01/07/2019	01/07/2026
BCHIEB1117	UF	86,682	4	0.83	01/07/2019	01/07/2023
BCHIEH0917	UF	29,514	7	1.00	02/07/2019	02/07/2026
BCHIEI1117	UF	60,697	7	0.66	19/07/2019	19/07/2026
BCHIEI1117	UF	22,063	7	0.51	30/07/2019	30/07/2026
BCHIEI1117	UF	8,613	7	0.45	01/08/2019	01/08/2026
BCHICC0815	UF	71,703	12	0.54	05/08/2019	05/08/2031
BCHICA1015	UF	71,221	11	0.54	05/08/2019	05/08/2030
BCHICB1215	UF	14,496	11	0.44	07/08/2019	07/08/2030
BCHIEI1117	UF	7,764	7	0.30	07/08/2019	07/08/2026
BCHIEI1117	UF	20,212	7	0.28	08/08/2019	08/08/2026
BCHICB1215	UF	57,926	11	0.45	08/08/2019	08/08/2030
BCHIEI1117	UF	3,108	7	0.29	08/08/2019	08/08/2026
BCHIBV1015	UF	71,063	10	0.37	20/08/2019	20/08/2029
BCHIEV1117	UF	132,366	10	0.34	05/09/2019	05/09/2029
BCHIEK1117	UF	117,493	13	1.38	11/12/2019	11/12/2032
Subtotal UF		1,142,323

BONO JPY	JPY	63,041	20	1.00	14/05/2019	14/05/2039
BONO HKD	HKD	32,725	12	2.90	19/07/2019	19/07/2031
BONO AUD	AUD	36,519	20	3.50	28/08/2019	28/08/2039
BONO PEN	PEN	29,969	15	5.40	04/09/2019	04/09/2034
BONO AUD	AUD	24,547	15	3.13	09/09/2019	09/09/2034
BONO NOK	NOK	60,951	10	3.50	07/11/2019	07/11/2029
BONO AUD	AUD	39,067	20	3.55	11/11/2019	11/11/2039
BONO JPY	JPY	36,264	10	1.00	19/11/2019	19/11/2029
Subtotal Others currency		323,083
Total as of December 31, 2019		1,465,406

Subordinated bonds

Serie	Currency	Amount MCh$	Terms Years	Annual issue rate %	Issue date	Maturity date

UCHI-J1111	UF	61,471	23	1.05	20/08/2019	20/08/2042
UCHI-J1111	UF	65,973	23	1.04	20/08/2019	20/08/2042
UCHI-J1111	UF	48,799	23	0.99	21/08/2019	21/08/2042
UCHI-I1111	UF	39,114	21	0.96	24/09/2019	24/09/2040
Total as of December 31, 2019		215,357

During the period, the Bank has not been in default of principal and interest on its debt instruments. Likewise, there have been no breaches of covenants and other commitments associated with the debt instruments issued.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

23.	Other Financial Obligations:

At the end of each period, this item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Other Chilean obligations	99,850	138,575
Public sector obligations	545	17,654
Total	100,395	156,229

24.	Provisions:

(a)	At the end of each period, this item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Provisions for minimum dividends (*)	169,951	300,461
Provisions for personnel benefits and payroll expenses	93,328	109,075
Provisions for contingent loan risks	78,597	57,042
Provisions for contingencies:
Additional loan provisions (**)	240,252	213,252
Country risk provisions	8,310	4,332
Other provisions for contingencies	515	501
Total	590,953	684,663

(*)	See Note No. 27 letter (c).

(**)	As of September 30, 2020, Ch$27,000 million have been established for additional provisions. See Note No. 24 letter (b).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(b)	The following table shows the changes in provisions and accrued expenses during the periods 2020 and 2019:

	Minimum dividends	Personnel benefits and payroll	Contingent loan Risks	Additional loan provisions	Country risk provisions and other contingencies	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2019	305,409	92,579	55,530	213,252	3,349	670,119
Provisions established	229,953	58,645	1,717	—	6,324	296,639
Provisions used	(305,409)	(61,594)	—	—	—	(367,003)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2019	229,953	89,630	57,247	213,252	9,673	599,755
Provisions established	70,508	34,713	—	—	—	105,221
Provisions used	—	(15,268)	—	—	—	(15,268)
Provisions released	—	—	(205)	—	(4,840)	(5,045)
Balances as of December 31, 2019	300,461	109,075	57,042	213,252	4,833	684,663
Provisions established	169,951	51,659	21,555	27,000	3,992	274,157
Provisions used	(300,461)	(67,406)	—	—	—	(367,867)
Provisions released	—	—	—	—	—	—
Balances as of September 30, 2020	169,951	93,328	78,597	240,252	8,825	590,953

(c)	Provisions for personnel benefits and payroll:

	September	December
	2020	2019
	MCh$	MCh$

Staff accrued vacation provision	31,973	27,609
Provisions for performance bonuses	34,616	51,051
Staff severance indemnities	7,443	7,566
Other personnel benefits provision	19,296	22,849
Total	93,328	109,075

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(d)	Staff severance indemnities:

(i)	Changes in the staff severance indemnities:

	September	September
	2020	2019
	MCh$	MCh$

Present value of the obligations at the beginning of the period	7,566	7,754
Increase in provision	239	163
Benefit paid	(453)	(528)
Effect of change in actuarial factors	91	360
Total	7,443	7,749

(ii)	Net benefits expenses:

	September	September
	2020	2019
	MCh$	MCh$

Increase (Decrease) in provisions	74	(30)
Interest cost of benefits obligations	165	193
Effect of change in actuarial factors	91	360
Net benefit expenses	330	523

(iii)	Factors used in the calculation of the provision:

The main assumptions used in the determination of severance indemnity obligations for the Bank’s plan are shown below:

	September 30, 2020	December 31, 2019
	%	%

Discount rate	2.31	3.17
Salary increase rate	4.04	4.42
Payment probability	99.99	99.99

The most recent actuarial valuation of the staff severance indemnities provision was carried out during the second quarter of 2020.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

24.	Provisions, continued:

(e)	Changes in compliance bonuses provision:

	September	September
	2020	2019
	MCh$	MCh$

Balances as of January 1	51,051	47,797
Net provisions established	24,502	25,336
Provisions used	(40,937)	(37,588)
Total	34,616	35,545

(f)	Changes in staff accrued vacation provision:

	September	September
	2020	2019
	MCh$	MCh$

Balances as of January 1	27,609	26,855
Net provisions established	7,638	5,297
Provisions used	(3,274)	(5,078)
Total	31,973	27,074

(g)	Employee benefits share-based provision:

As of September 30, 2020 and 2019, the Bank and its subsidiaries do not have a stock-based compensation plan.

(h)	Contingent loan provisions:

As of September 30, 2020 the Bank and its subsidiaries maintain contingent loan provisions by an amount of Ch$78,597 million (Ch$57,042 million at December 2019). See Note No. 26 letter (d).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

25.	Other Liabilities:

At the end of each period, this item is composed as follows:

	September	December
	2020	2019
	MCh$	MCh$

Accounts and notes payable	213.700	231,465
Income received in advance (*)	75,419	125,418
Dividends payable	4,856	1,443

Other liabilities
Documents intermediated (**)	134,937	80,190
Cobranding	31,515	30,186
VAT debit	13,296	16,354
Securities unliquidated	9,005	135,547
Insurance payments	1,638	1,157
Outstanding transactions	750	792
Others	28,481	20,946
Total	513,597	643,498

(*)	In relation to the Strategic Alliance Framework Agreement, on June 4, 2019, Banco de Chile received the payment from the Insurance Companies for an amount of Ch$149,061 million, which was recorded according to IFRS 15. The related income is recognized over time, depending on compliance with the associated performance obligation.

(**)	This item mainly includes financing of simultaneous operations performed by subsidiary Banchile Corredores de Bolsa S.A.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments:

(a)	Commitments and responsibilities accounted for in off-balance-sheet accounts:

In order to satisfy its customers’ needs, the Bank entered into several irrevocable commitments and contingent obligations. Although these obligations are not recognized in the Statement of Financial Position, they entail credit risks and, therefore, form part of the Bank’s overall risk.

The Bank and its subsidiaries keep recorded in off-balance sheet accounts the main balances related to commitments or with responsibilities inherent to the course of its normal business:

	September	December
	2020	2019
	MCh$	MCh$
Contingent loans
Guarantees and sureties	292,129	280,838
Confirmed foreign letters of credit	137,341	94,673
Issued letters of credit	328,904	316,916
Bank guarantees	2,157,611	2,283,390
Undrawn credit lines	8,050,383	7,870,260
Other credit commitments	129,600	155,163

Transactions on behalf of third parties
Documents in collections	120,404	144,043
Third-party resources managed by the Bank:
Financial assets managed on behalf of third parties	17,689	6,418
Other assets managed on behalf of third parties	—	—
Financial assets acquired on its own behalf	87,888	73,140
Other assets acquired on its own behalf	—	—

Custody of securities
Securities held in safe custody in the Bank and subsidiaries	2,198,931	2,677,353
Securities held in safe custody in other entities	14,861,800	18,719,297
Total	28,382,680	32,621,491

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(b)	Lawsuits and legal proceedings:

(b.1)	Normal judicial contingencies in the industry:

At the date of issuance of these Interim Consolidated Financial Statements, there are legal actions filed against the Bank related with the ordinary course operations. As of September 30, 2020 the Bank maintain provisions for judicial contingencies amounting to Ch$251 million (Ch$237 million as of December 2019), which are part of the item “Provisions” in the Interim Statement of Financial Position.

The estimated end dates of the respective legal contingencies are as follows:

	As of September 30, 2020
	2020	2021	2022	2023	2024	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Legal contingencies	4	66	10	4	167	251

(b.2)	Contingencies for significant lawsuits in courts:

As of September 30, 2020 and December 31, 2019 there are not significant lawsuits in court that affect or may affect these Interim Consolidated Financial Statements.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted by operations:

i.	In subsidiary Banchile Administradora General de Fondos S.A.:

In compliance with Article No, 12 of Law No. 20,712, Banchile Administradora General de Fondos S.A., has designated Banco de Chile as the representative of the beneficiaries of the guarantees it has established, and in such role the Bank has issued bank guarantees totaling UF 3,758,100, maturing January 8, 2021 (UF 3,090,000, maturing on January 10, 2020 as of December 2019). The subsidiary took a policy with Mapfre Seguros Generales S.A. for the Real State Funds by a guaranteed amount of UF 867,000.

As of September 30, 2020 and December 31, 2019 the Bank has not guaranteed mutual funds.

ii.	In subsidiary Banchile Corredores de Bolsa S.A.:

For the purposes of ensuring correct and complete compliance with all of its obligations as broker-dealer entity, in conformity with the provisions from Article No. 30 and subsequent of Law No. 18,045 on Securities Markets, the subsidiary established a guarantee in an insurance policy for UF 20,000, insured by Mapfre Seguros, that matures April 22, 2022, whereby the Securities Exchange of the Santiago Stock Exchange was appointed as the subsidiary’s creditor representative.

	September	December
	2020	2019
Guarantees:	MCh$	MCh$
Shares delivered to cover simultaneous forward sales transactions:
Santiago Securities Exchange, Stock Exchange	31,998	85,302
Electronic Chilean Securities Exchange, Stock Exchange	7,665	6,843

Fixed income securities to guarantee CCLV system, Santiago Securities Exchange, Stock Exchange	9,999	7,985
Shares delivered to guarantee equity lending, Santiago Securities Exchange, Stock Exchange	2,893	382
Total	52,555	100,512

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

ii.	In subsidiary Banchile Corredores de Bolsa S.A., continued:

In conformity with the internal regulation of the stock exchange in which this subsidiary participates, and for the purpose of securing the broker’s correct performance, the Company established a pledge over 1,000,000 shares of the Santiago Stock Exchange, in favor of that institution, as stated in the Public Deed dated September 13, 1990 before the notary of Santiago Mr. Raul Perry Pefaur, and over 100,000 shares of the Electronic Chilean Stock Exchange, in favor of that Institution, as stated in a contract signed between both entities dated May 16, 1990.

Banchile Corredores de Bolsa S.A. keeps an insurance policy current with Chubb Seguros Chile S.A. that expires April 2, 2021, this considers matters of employee fidelity, physical losses, falsification or adulteration, and currency fraud with a coverage amount equivalent to US$20,000,000.

It also provided a bank guarantee No. 3610198 in the amount of UF 253,800 for the benefits of investors in portfolio management contracts. This bank guarantee is revaluated in UF to fixed term, non-endorsable and has a maturity date of January 8, 2021.

It also provided a cash guarantee in the amount of US$122,494.32 for the purpose of complying with the obligations to Pershing, for any operations conducted through that broker.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(c)	Guarantees granted, continued:

iii.	In subsidiary Banchile Corredores de Seguros Ltda.:

According to established in article No. 58, letter D of D.F.L. 251, as of September 30, 2020 the entity maintains two insurance policies with effect from April 15, 2020 to April 14, 2021 which protect it against of potential damages caused by infractions of the law, regulations and complementary rules that regulate insurance brokers, especially when the non-compliance comes from acts, errors or omissions of the broker, its representatives, agents or dependents that participate in the intermediation.

The policies contracted are:

Matter insured	Amount Insured (UF)

Errors and omissions liability policy	500
Civil liability policy	60,000

(d)	Provisions for contingencies loans:

Established provisions for credit risk from contingencies operations are the followings:

	September	December
	2020	2019
	MCh$	MCh$

Undrawn credit lines	44,850	31,121
Bank guarantees provision	26,835	22,268
Guarantees and sureties provision	6,089	3,156
Letters of credit provision	767	440
Other credit commitments	56	57
Total	78,597	57,042

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

26.	Contingencies and Commitments, continued:

(e)	By Exempt Resolution No. 270 dated October 30, 2014, the Superintendency of Securities and Insurance (current Commission for the Financial Market) imposed a fine of UF 50,000 to Banchile Corredores de Bolsa S.A. for violations of the second paragraph of article 53 of the Securities Market Law, said company filed a claim with the competent Civil Court requesting the annulment of the fine. On December 10, 2019, a judgement in the case was issued reducing the fine to the amount of UF 7,500. The judgment indicated has been subject to cassation appeals filed by both parties, which are pending before the Court of Appeals of Santiago.

The company has not made provisions considering that the Bank’s legal advisors in charge of the procedure estimate that there are solid grounds that the claim filed by Banchile Corredores de Bolsa S.A. can be accepted.

27.	Equity:

(a)	Capital:

(i)	Authorized, subscribed and paid shares:

As of September 30, 2020, the paid-in capital of Banco de Chile is represented by 101,017,081,114 registered shares (101,017,081,114 shares as of December 31, 2019), with no par value, subscribed and fully paid.

(ii)	Shares:

(ii.1)	The following table shows the changes in share from December 31, 2018 to September 30, 2020:

Total
Ordinary Shares

Total shares as of December 31, 2018	101,017,081,114

Total shares as of December 31, 2019	101,017,081,114

Total shares as of September 30, 2020	101,017,081,114

(b)	Approval and payment of dividends:

At the Bank Ordinary Shareholders’ Meeting held on March 26, 2020 it was approved the distribution and payment of dividend No. 208 of Ch$3.47008338564 per share of the Banco de Chile, with charged to the net distributable income for the year 2019. The amount of the dividend paid in year 2020 amounted to Ch$350,538 million.

At the Bank Ordinary Shareholders’ Meeting held on March 28, 2019 it was approved the distribution and payment of dividend No. 207 of Ch$3.52723589646 per share of the Banco de Chile, with charged to the net distributable income for the year ended as of December 31, 2018. The amount of the dividend paid in year 2019 amounted to Ch$356,311 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

(c)	Provision for minimum dividends:

The Board of Directors of Banco de Chile agreed for the purposes of minimum dividends, to establish a provision of 60% of the net income resulting from reducing or adding to the net income for the corresponding period, the value effect of the monetary unit of paid capital and reserves, as a result of any change in the Consumer Price Index (CPI) between the month prior to the current month and the month of November of the previous year. The amount to be reduced of the liquid income for the period ended as of September 30, 2020 amounted to Ch$53,572 million.

As indicated, as of September 30, 2020, the amount of the net income determined in accordance with the preceding paragraph is equivalent to Ch$283,251 million (Ch$500,768 million as of December 31, 2019). Consequently, the Bank recorded a provision for minimum dividends under “Provisions” as of September 30, for an amount of Ch$169,951 million (Ch$300,461 million in December 2019), which reflects as a counterpart an equity reduction for the same amount in the item “Retained earnings”.

(d)	Earnings per share:

(i)	Basic earnings per share:

Basic earnings per share are determined by dividing the net income attributable to the Bank ordinary equity holders in a period between the weighted average number of shares outstanding during that period, excluding the average number of own shares held throughout the period.

(ii)	Diluted earnings per share:

In order to calculate the diluted earnings per share, both the amount of income attributable to common shareholders and the weighted average number of shares outstanding, net of own shares, must be adjusted for all the inherent dilutive effects to the potential common shares (stock options, warrants and convertible debt).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

27.	Equity, continued:

Accordingly, the basic and diluted earnings per share as of September 30, 2020 and 2019 were determined as follows:

	September	September
	2020	2019
Basic earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	336,823	445,863
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Earning per shares (in Chilean pesos)	3.33	4.41

Diluted earnings per share:
Net profits attributable to ordinary equity holders of the bank (in million Chilean pesos)	336,823	445,863
Weighted average number of ordinary shares	101,017,081,114	101,017,081,114
Assumed conversion of convertible debt	—	—
Adjusted number of shares	101,017,081,114	101,017,081,114
Diluted earnings per share (in Chilean pesos)	3.33	4.41

As of September 30, 2020 and 2019, the Bank does not have instruments that generate dilutive effects.

(e)	Other comprehensive income:

This item includes the following concepts:

The adjustment of cash flow hedge derivatives comprises the portion of income recorded in equity resulting from changes in fair value due to changes in market factors. During the period 2020 it was made a charge to equity for Ch$17,075 million (charge to equity of Ch$82,385 million in 2019). The income tax effect presented a credit to equity of Ch$4,610 million (credit of Ch$22,244 million in September 2019).

The valuation adjustment of investments available for sale originates from fluctuations in the fair value of such portfolio, with a charge or credit to equity. During the period 2020, it was made a charge to equity for Ch$1,397 million (credit of Ch$20,867 million during the year 2019). The deferred tax effect meant a credit to equity of Ch$378 million (charge to equity of Ch$5,652 million in September 2019).

(f)	Retained earnings from previous years:

During the year 2020, the Ordinary Shareholders Meeting of Banco de Chile agreed to deduct and withhold from the 2019 liquid income, an amount equivalent to the value effect of the monetary unit of paid capital and reserves according to the variation in the Consumer Price Index occurred between November 2018 and November 2019, amounting to Ch$92,240 million. Additionally, the Board determined to withhold 30% of the remaining liquid income, equivalent to Ch$150,230 million.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses:

(a)	On the closing date of the Financial Statement, the interest and indexation income, excluding hedge results, are composed as follows:

	September 2020				September 2019
	Interest	UF Indexation	Prepaid fees	Total	Interest	UF Indexation	Prepaid fees	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	501,093	86,736	4,741	592,570	555,809	102,319	6,453	664,581
Consumer loans	412,649	898	4,457	418,004	471,344	1,064	7,555	479,963
Residential mortgage loans	204,502	127,716	4,146	336,364	222,642	146,216	3,631	372,489
Financial investment	25,092	3,861	—	28,953	28,095	4,628	—	32,723
Repurchase agreements	1,133	—	—	1,133	1,939	—	—	1,939
Loans to banks	9,084	—	—	9,084	21,376	—	—	21,376
Other interest and indexation revenue	7,450	1,499	—	8,949	10,380	1,451	—	11,831
Total	1,161,003	220,710	13,344	1,395,057	1,311,585	255,678	17,639	1,584,902

The amount of interest recognized on a received basis for impaired portfolio in the period 2020 amounts to Ch$2,923 million (Ch$3,409 million in September 2019).

(b)	At the each period end, the stock of interest and UF indexation not recognized in incomes is the following:

	September 2020			September 2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans	11,652	1,124	12,776	8,659	1,083	9,742
Residential mortgage loans	2,121	1,268	3,389	2,209	1,354	3,563
Consumer loans	45	—	45	31	—	31
Total	13,818	2,392	16,210	10,899	2,437	13,336

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

28.	Interest Revenue and Expenses, continued:

(c)	At each period end, interest and UF indexation expenses excluding hedge results, are detailed as follows:

	September 2020				September 2019
	Interest	UF Indexation	Total	Interest	UF Indexation	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Savings accounts and time deposits	101,995	16,098	118,093	208,868	32,213	241,081
Debt securities issued	163,010	100,786	263,796	157,381	109,028	266,409
Other financial obligations	390	11	401	674	32	706
Repurchase agreements	1,773	2	1,775	5,130	—	5,130
Obligations with banks	22,561	—	22,561	33,287	—	33,287
Demand deposits	276	7,508	7,784	476	7,424	7,900
Lease liabilities	1,993	—	1,993	1,889	—	1,889
Other interest and indexation expenses	628	235	863	38	204	242
Total	292,626	124,640	417,266	407,743	148,901	556,644

(d)	As of September 30, 2020 and 2019, the Bank uses cross currency and interest rate swaps to hedge its position on movements on the fair value of corporate bonds and commercial loans and cross currency swaps to hedge the risk of variability of obligations flows with foreign banks and bonds issued in foreign currency.

	September 2020			September 2019
	Income	Expense	Total	Income	Expense	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Gain from fair value accounting hedges	1,216	—	1,216	249	—	249
Loss from fair value accounting hedges	(7,856)	—	(7,856)	(10,638)	—	(10,638)
Gain from cash flow accounting hedges	46,921	77,021	123,942	156,526	163,561	320,087
Loss from cash flow accounting hedges	(80,384)	(52,635)	(133,019)	(195,436)	(144,226)	(339,662)
Net gain on hedge items	664	—	664	5,799	—	5,799
Total	(39,439)	24,386	(15,053)	(43,500)	19,335	(24,165)

(e)	At each period end, the summary of interest is as follows:

	September	September
	2020	2019
	MCh$	MCh$

Interest revenue	1,395,057	1,584,902
Interest expense	(417,266)	(556,644)

Subtotal interest income	977,791	1,028,258

Net gain (loss) from accounting hedges	(15,053)	(24,165)

Total net interest income	962,738	1,004,093

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

29.	Income and Expenses from Fees and Commissions:

The income and expenses for commissions that are shown in the Interim Consolidated Statement of Income refers to the following items:

	September	September
	2020	2019
	MCh$	MCh$
Commission income
Debit and credit card services	118,276	140,528
Investments in mutual funds and others	69,716	75,839
Use of distribution channel and access to customers	62,639	40,701
Collections and payments	40,719	42,119
Portfolio management	37,505	35,450
Fees for insurance transactions	23,874	28,247
Guarantees and letters of credit	20,525	19,470
Trading and securities management	16,572	16,823
Brand use agreement	15,727	12,102
Lines of credit and overdrafts	3,447	3,551
Financial advisory services	3,128	3,128
Other commission earned	15,699	16,957
Total commissions income	427,827	434,915

Commission expenses
Fees for card transactions	(55,649)	(71,669)
Interbank transactions	(17,594)	(14,635)
Collections and payments	(3,606)	(4,784)
Securities transactions	(3,455)	(4,506)
Sales force	(128)	(226)
Other commission	(1,325)	(849)
Total commissions expenses	(81,757)	(96,669)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

30.	Net Financial Operating Income:

The gains (losses) from trading and brokerage activities are detailed as follows:

	September	September
	2020	2019
	MCh$	MCh$

Financial assets held-for-trading	52,396	65,935
Sale of available-for-sale instruments	24,963	3,431
Net income on other transactions	330	(78)
Sale of loan portfolios (Note No.12 (e))	186	2,549
Trading derivative	(62,611)	19,642
Total	15,264	91,479

31.	Foreign Exchange Transactions, Net:

Net foreign exchange transactions are detailed as follows:

	September	September
	2020	2019
	MCh$	MCh$

Gain from accounting hedges	76,649	47,260
Indexed foreign currency	27,754	(32,454)
Exchange difference, net	5,274	3,756
Total	109,677	18,562

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

32.	Provisions for Loan Losses:

The change registered in income during the periods 2020 and 2019 due to provisions, are summarized as follows:

			Loans to customers
	Loans and advance to banks		Commercial Loans		Mortgage Loans		Consumer Loans		Subtotal		Contingent Loans		Total
	September	September	September	September	September	September	September	September	September	September	September	September	September	September
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established:
- Individual provisions	—	—	(64,322)	(15,847)	—	—	—	—	(64,322)	(15,847)	(8,978)	—	(73,300)	(15,847)
- Group provisions	—	—	(59,143)	(50,907)	(11,175)	(7,027)	(195,596)	(207,513)	(265,914)	(265,447)	(12,577)	(3,171)	(278,491)	(268,618)
Provisions established, net	—	—	(123,465)	(66,754)	(11,175)	(7,027)	(195,596)	(207,513)	(330,236)	(281,294)	(21,555)	(3,171)	(351,791)	(284,465)

Provisions released:
- Individual provisions	259	266	—	—	—	—	—	—	—	—	—	1,454	259	1,720
- Group provisions	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Provisions realeased, net	259	266	—	—	—	—	—	—	—	—	—	1,454	259	1,720

Provision, net	259	266	(123,465)	(66,754)	(11,175)	(7,027)	(195,596)	(207,513)	(330,236)	(281,294)	(21,555)	(1,717)	(351,532)	(282,745)

Provisions for deductible of guarantees fogape COVID-19	—	—	(27,700)	—	—	—	—	—	(27,700)	—	—	—	(27,700)	—

Additional provisions	—	—	(27,000)	—	—	—	—	—	(27,000)	—	—	—	(27,000)	—

Recovery of written-off assets	—	—	6,648	8,615	2,620	4,224	19,453	24,099	28,721	36,938	—	—	28,721	36,938

Provision for loan losses, net	259	266	(171,517)	(58,139)	(8,555)	(2,803)	(176,143)	(183,414)	(356,215)	(244,356)	(21,555)	(1,717)	(377,511)	(245,807)

During the period ended September 30, 2020, the CMF has issued specific regulations for the constitution of provisions (See Note No. 3). Additionally, the Bank has made changes to the variables used in group provisions calculation (See Note No. 4).

In the opinion of the Administration, provisions constituting for credit risk cover all possible losses that may arise from the non-recovery of assets, according to the records examined by the Bank.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

33.	Personnel Expenses:

Salaries and personnel expenses during the periods 2020 and 2019 are as follows:

	September	September
	2020	2019
	MCh$	MCh$

Remunerations	193,592	190,921
Bonuses and incentives	34,604	45,163
Variable compensation	25,490	26,203
Gratifications	21,095	21,032
Lunch and health benefits	20,804	20,564
Staff severance indemnities	5,877	23,629
Training expenses	1,516	2,702
Other personnel expenses	16,515	13,922
Total	319,493	344,136

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

34.	Administrative Expenses:

This item is composed as follows:

	September	September
	2020	2019
	MCh$	MCh$
General administrative expenses
Information technology and communications	73,227	65,610
Maintenance and repair of property and equipment	37,222	32,155
External advisory services and professional services fees	10,532	13,575
Office supplies	8,493	7,975
Surveillance and securities transport services	7,802	8,648
Insurance premiums	6,235	4,436
Energy, heating and other utilities	4,552	4,313
External service of financial information	4,294	4,114
Expenses for short-term leases and low value	3,636	4,631
Postal box, mail, postage and home delivery services	3,151	4,014
Legal and notary expenses	3,098	2,865
External service of custody of documentation	2,612	2,442
Donations	2,400	1,851
Representation and travel expenses	2,021	2,701
Other expenses of obligations for lease agreements	1,972	2,027
Other general administrative expenses	11,785	11,401
Subtotal	183,032	172,758

Outsource services
Credit pre-evaluation	11,470	16,351
External technological developments expenses	8,475	6,383
Data processing	7,418	7,804
Certification and technology testing	4,735	5,109
Other	2,051	2,683
Subtotal	34,149	38,330

Board expenses
Board of Directors Compensation	2,056	1,885
Other Board expenses	18	142
Subtotal	2,074	2,027

Marketing expenses
Advertising	18,647	23,300
Subtotal	18,647	23,300

Taxes, payroll taxes and contributions
Contribution to the banking regulator	8,473	7,665
Real estate contributions	2,746	2,141
Patents	988	934
Other taxes	372	1,076
Subtotal	12,579	11,816
Total	250,481	248,231

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

35.	Depreciation, Amortization and Impairment:

(a)	The amounts corresponding to charges to results for depreciation and amortization during the periods 2020 and 2019, are detailed as follows:

	September	September
	2020	2019
	MCh$	MCh$
Depreciation and amortization
Depreciation of property and equipment (Note No. 16 (b))	22.361	22.036
Depreciation of leased assets (Note No. 16 (d))	20,698	20,418
Amortization of intangibles assets (Note No. 15 (b))	11,809	9,430
Total	54,868	51,884

(b)	As of September 30, 2020 and 2019 the impairment expenses is composed as follows:

	September	September
	2020	2019
	MCh$	MCh$
Impairment
Impairment of property and equipment (Note No. 16 (b))	882	830
Impairment of intangible assets (Note No. 15 (b))	—	193
Impairment of leased assets	—	—
Total	882	1,023

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

36.	Other Operating Income:

During the periods 2020 and 2019, the Bank and its subsidiaries present other operating income, according to the following:

	September	September
	2020	2019
	MCh$	MCh$
Income for assets received in lieu of payment
Income from sale of assets received in lieu of payment	6,218	8,054
Other income	66	22
Subtotal	6,284	8,076

Release of provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	—	—
Subtotal	—	—

Other income
Release of provisions and expense recovery	4,557	7,674
Rental investment properties	3,924	6,469
Reimbursements for insurance policies	3,502	349
Recovery from correspondent banks	2,190	2,098
Income from sale leased assets	1,816	1,024
Tax management income	1,565	843
Credit/debit card income	459	4,005
Revaluation of prepaid monthly payments	229	775
Fiduciary and trustee commissions	219	215
Gain on sale of fixed assets	25	71
Others	909	846
Subtotal	19,395	24,369

Total	25,679	32,445

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

37.	Other Operating Expenses:

During the periods 2020 and 2019, the Bank and its subsidiaries present other operating expenses, according to the following:

	September	September
	2020	2019
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Charge-off assets received in lieu of payment	3,022	6,734
Provisions for assets received in lieu of payment	868	1,325
Maintenance expenses of assets received in lieu of payment	640	894
Subtotal	4,530	8,953

Provisions for contingencies
Country risk provisions	3,978	6,287
Other provisions	14	37
Subtotal	3,992	6,324

Other expenses
Write-offs for operating risks	6,152	3,323
Leasings operational expenses	4,110	3,828
Card administration	2,380	1,926
Correspondent banks	1,268	1,111
Expenses for charge-off leased assets recoveries	570	362
Credit life insurance	353	234
Contribution to other organisms	331	193
Civil lawsuits	109	75
Others	1,080	2,700
Subtotal	16,353	13,752

Total	24,875	29,029

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions:

Related parties are considered to be those natural or legal persons who are in positions to directly or indirectly have significant influence through their ownership or management of the Bank and its subsidiaries, as set out in the Compendium of Accounting Standards and Chapter 12-4 of the current Compilation of Standards issued by the CMF.

According to the above, the Bank has considered as related parties those natural or legal persons who have a direct participation or through third parties on Bank ownership, where such participation exceeds 5% of the shares, and also people who, regardless of ownership, have authority and responsibility for planning, management and control of the activities of the entity or its subsidiaries. There also are considered as related the companies in which the parties related by ownership or management of the Bank have a share which reaches or exceeds 5%, or has the position of director, general manager or equivalent.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties:

The following are the loans and accounts receivable and contingent loans, corresponding to related entities.

	Productive and Services Companies (*)		Investment and Commercial Companies (**)		Individuals (***)		Total
	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable:
Commercial loans	123,309	174,370	197,923	130,237	12,063	13,563	333,295	318,170
Residential mortgage loans	—	—	—	—	59,894	58,477	59,894	58,477
Consumer loans	—	—	—	—	8,496	9,862	8,496	9,862
Gross loans	123,309	174,370	197,923	130,237	80,453	81,902	401,685	386,509
Allowance for loan losses	(658)	(782)	(455)	(243)	(398)	(889)	(1,511)	(1,914)
Net loans	122,651	173,588	197,468	129,994	80,055	81,013	400,174	384,595

Contingent loans:
Guarantees and sureties	7,887	5,531	10,763	9,470	—	—	18,650	15,001
Letters of credits	3,425	2,365	—	328	—	—	3,425	2,693
Banks guarantees	37,842	32,650	43,415	43,478	—	57	81,257	76,185
Undrawn credit lines	53,542	52,916	14,062	14,364	22,001	21,519	89,605	88,799
Other contingencies loans	—	—	—	—	—	—	—	—
Total contingent loans	102,696	93,462	68,240	67,640	22,001	21,576	192,937	182,678
Provision for contingencies loans	(214)	(214)	(57)	(52)	(47)	(37)	(318)	(303)
Contingent loans, net	102,482	93,248	68,183	67,588	21,954	21,539	192,619	182,375

Amount covered by guarantee:
Mortgage	15,975	30,807	57,664	57,456	78,997	69,165	152,636	157,428
Warrant	—	—	—	—	—	—	—	—
Pledge	—	—	—	—	—	—	—	—
Others (****)	33,984	37,794	11,132	12,921	5,796	5,250	50,912	55,965
Total collateral	49,959	68,601	68,796	70,377	84,793	74,415	203,548	213,393

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(a)	Loans with related parties, continued:

(*)	For these effects are considered productive companies, those that meet the following conditions:

i)	They engage in production activities and generate a separate flow of income.
ii)	Less than 50% of their assets are financial assets held-for-trading or investments.

Service companies are considered entities whose main purpose is oriented to rendering services to third parties.

(**)	Investment companies and commercial include those legal entities that do not meet the conditions for productive companies or services providers and are profit-oriented.

(***)	Individuals include key members of the management and correspond to those who directly or indirectly have authority and responsibility for planning, administrating and controlling the activities of the organization, including directors. This category also includes their family members who influence or are influenced by such individuals in their interactions with the organization.

(****)	These guarantees mainly correspond to shares and other financial guarantees.

(b)	Other assets and liabilities with related parties:

	September	December
	2020	2019
	MCh$	MCh$
Assets
Cash and due from banks	235,562	99,802
Transactions in the course of collection	25,420	63,969
Financial assets held-for-trading	877	880
Derivative instruments	254,168	495,378
Investment instruments	32,713	12,141
Other assets	37,446	76,548
Total	586,186	748,718

Liabilities
Demand deposits	208,580	227,377
Transactions in the course of payment	31,459	16,202
Obligations under repurchase agreements	7,583	54,030
Savings accounts and time deposits	345,648	396,028
Derivative instruments	299,382	432,669
Borrowings with banks	189,011	292,172
Lease liabilities	10,723	11,888
Other liabilities	18,704	151,335
Total	1,111,090	1,581,701

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(c)	Income and expenses from related party transactions (*):

	September 2020		September 2019
	Income	Expense	Income	Expense
	MCh$	MCh$	MCh$	MCh$
Type of income or expense recognized
Interest and revenue expenses	11,501	181	14,647	2,655
Fees and commissions income	37,032	28,512	54,532	49,523
Net Financial Operating Income
Derivative instruments (**)	39,223	61,725	73,228	60,097
Other financial operations	40	—	21	2
Released or established of provision for credit risk	—	330	—	118
Operating expenses	—	94,904	—	93,081
Other income and expenses	351	4	426	23

(*)	This detail does not constitute a Statement of Comprehensive Income for related party transactions since the assets with these parties are not necessarily equal to liabilities and each item reflects total income and expense and not those corresponding to exact transactions.

(**)	The outcome of derivative operations is presented net at each related counterparty level. Additionally, this line includes operations with local counterpart banks (unrelated) which have been novated by Comder Contraparte Central S.A. (Related entity) for centralized clearing purposes, which generated a net gain of Ch$33,811 million as of September 30, 2020 (net gain of Ch$72,863 million as of September 30, 2019).

(d)	Contracts with related parties:

During the period ended September 30, 2020, the Bank has signed, renewed or amended the contractual terms and conditions of the following contracts with related parties that do not correspond to the ordinary transactions with clients in general, for above UF 1,000:

Company name	Concept or service description
Sistemas Oracle de Chile S.A	Licensing services, support renewal and implementation of hardware and software.
Canal 13 S.A.	Advertising service
Nexus S.A.	Credit card operation services
Artikos S.A.	Development services for electronic invoicing
Fundación Libertad y Desarrollo	Economic reports
Servipag Ltda.	Collection services
Universidad del Desarrollo	Research projects
Ionix Spa	Technical assistance service and platform support
Bolsa de Comercio de Santiago	Information services for custodians
Servicios de Infraestructura de Mercado OTC S.A.	Platform services for electronic signature of financial derivatives contracts
Redbanc S.A.	Electronic Transfer Services (EFT)

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

38.	Related Party Transactions, continued:

(e)	Directors’ remunerations and payments to key management personnel:

	September	September
	2020	2019
	MCh$	MCh$

Personnel remunerations	2,907	3,000
Short-term benefits	3,642	3,037
Severance pay	1,550	432
Directors’ remunerations and fees (*)	2,056	1,885
Total	10,155	8,354

(*)	It includes fees paid to members of the Advisory Committee of Banchile Corredores de Seguros Ltda, of Ch$10 million (Ch$10 million in September 2019).

Fees paid to the advisors of the Board of Directors amount to Ch$90 million in September 2019, as of September 30, 2020, there is no amount for this concept. The travel and other related expenses amount to Ch$18 million (Ch$52 million in September 2019).

Composition of key personnel:

	No. of executives
	September	September
	2020	2019
Position
CEO	1	1
CEOs of subsidiaries	6	5
Division Managers	13	13
Directors Bank and subsidiaries	21	21
Total	41	40

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities:

Banco de Chile and its subsidiaries have defined a corporate framework for valuation and control related with the process to the fair value measurement.

Within the established framework includes the Product Control Unit, which is independent of the business areas and reports to the Financial Management and Control Division Manager. This function befall to the Financial Control and Treasury Manager, through the Financial Risk Information and Control Section, is responsible for independent verification of price and results of trading (including derivatives) and investment operations and all fair value measurements.

To achieve the appropriate measurements and controls, the Bank and its subsidiaries, take into account at least the following aspects:

(i)	Industry standard valuation.

To value financial instruments, Banco de Chile uses industry standard modeling; quota value, share price, discounted cash flows and valuation of options through Black-Scholes-Merton, according to the case. The input parameters for the valuation correspond to rates, prices and levels of volatility for different terms and market factors that are traded in the national and international market and that are provided by the main sources of the market.

(ii)	Quoted prices in active markets.

The fair value for instruments with quoted prices in active markets is determined using daily quotes from electronic systems information (such as Bolsa de Comercio de Santiago, Bloomberg, LVA and Risk America, etc). This quote represents the price at which these instruments are regularly traded in the financial markets.

(iii)	Valuation techniques.

If no specific quotes are available for the instrument to be valued, valuation techniques will be used to determine the fair value.

Due to, in general, the valuation models require a set of market parameters as inputs, the aim is to maximize information based on observable or price-related quotations for similar instruments in active markets. To the extent there is no information in direct from the markets, data from external suppliers of information, prices of similar instruments and historical information are used to validate the valuation parameters.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(iv)	Fair value adjustments.

Part of the fair value process considers three adjustments to the market value, calculated based on the market parameters, including; a liquidity adjustment, a Bid/Offer adjustment and an adjustment is made for credit risk of derivatives (CVA and DVA). The calculation of the liquidity adjustment considers the size of the position in each factor, the particular liquidity of each factor, the relative size of Banco de Chile with respect to the market, and the liquidity observed in transactions recently carried out in the market. In turn, the Bid/Offer adjustment, represents the impact on the valuation of an instrument depending on whether the position corresponds to a long (bought) or a short (sold).To calculate this adjustment is used the direct quotes from active markets or indicative prices or derivatives of similar assets depending on the instrument, considering the Bid, Mid and Offer, respectively. Finally, the adjustment made for CVA and DVA for derivatives corresponds to the credit risk recognition of the issuer, either of the counterparty (CVA) or of Banco de Chile (DVA).

Liquidity value adjustments are made to trading instruments (including derivatives) only, while Bid / Offer adjustments are made for trading instruments and available for sale. Adjustments for CVA / DVA are carried out only for derivatives.

(v)	Fair value control.

A process of independent verification of prices and rates is executed daily, in order to control that the market parameters used by Banco de Chile in the valuation of the financial instruments relating to the current state of the market and from them the best estimate derived of the fair value. The objective of this process is to control that the official market parameters provided by the respective business area, before being entered into the valuation, are within acceptable ranges of differences when compared to the same set of parameters prepared independently by the Financial Risk Information and Control Section. As a result, value differences are obtained at the level of currency, product and portfolio. In the event significant differences exist, these differences are scaled according to the amount of individual materiality of each market factor and aggregated at the portfolio level, according to the grouping levels within previously defined ranges. These ranges are approved by the Finance, International and Financial Risk Committee.

Complementary and in parallel, the Financial Risk Information and Control Section generates and reports on a daily basis Profit and Loss (“P&L”) and Exposure to Market Risks, which allow for proper control and consistency of the parameters used in the valuation.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(vi)	Judgmental analysis and information to Management.

In particular cases, where there are no market quotations for the instrument to be valued and there are no prices for similar transactions instruments or indicative parameters, a specific control and a reasoned analysis must be carried out in order to estimate the fair value of the operation. Within the valuation framework described in the Reasonable Value Policy (and its procedure) approved by the Board of Directors of Banco de Chile, a required level of approval is set in order to carry out transactions where market information is not available or it is not possible to infer prices or rates from it.

(a)	Hierarchy of instrument valued at Fair value:

Banco de Chile and its subsidiaries, classify all the financial instruments among the following levels:

Level 1:	These are financial instruments whose fair value is calculated at quoted prices (unadjusted) in extracted from liquid and deep markets. For these instruments there are quotes or prices (return internal rates, quote value, price) the observable market, so that assumptions are not required to determine the value.

In this level, the following instruments are considered: currency futures, debt instruments issued Chilean Central Bank and Treasury, which belong to benchmarks, mutual fund investments and equity shares.

For the instruments of the Central Bank of Chile and the General Treasury of the Republic, all those mnemonics belonging to a Benchmark, in other words corresponding to one of the following categories published by the Santiago Stock Exchange, will be considered as Level 1: Pesos-02, Pesos-03, Pesos-04, Pesos-05, Pesos-07, Pesos-10, UF-02, UF-04, UF-05, UF-07, UF-10, UF-20, UF-30. A Benchmark corresponds to a group of mnemonics that are similar in duration and are traded in an equivalent way, i.e., the price (return internal rates in this case) obtained is the same for all the instruments that make up a Benchmark. This feature defines a greater depth of market, with daily quotations that allow classifying these instruments as Level 1.

In the case of debt issued by the Government, the internal rate of return of the market is used to discount all flows to present value. In the case of mutual funds and equity shares, the current market price per share, which multiplied by the number of instruments results in the fair value.

The preceding described valuation methodology is equivalent to the one used by the Bolsa de Comercio de Santiago (Santiago Stock Exchange) and correspond to the standard methodology used in the market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 2:	They are financial instruments whose fair value is calculated based on prices other than in quoted in Level 1 that are observable for the asset or liability, directly (that is, as prices or internal rates of return) or indirectly (that is, derived from prices or internal rates of return from similar instruments). These categories include:

a)	Quoted prices for similar assets or liabilities in active markets.
b)	Quoted prices for identical or similar assets or liabilities in markets that are not active.
c)	Inputs data other than quoted prices that are observable for the asset or liability.
d)	Inputs data corroborated by the market.

At this level there are mainly derivatives instruments, debt issued by banks, debt issues of Chilean and foreign companies, issued in Chile or abroad, mortgage claims, financial brokerage instruments and some issuances by the Central Bank of Chile and the General Treasury of the Republic, which do not belong to benchmarks.

To value derivatives, depends on whether they are impacted by volatility as a relevant market factor in standard valuation methodologies; for options the Black-Scholes-Merton formula is used; for the rest of the derivatives, forwards and swaps, discounted cash flows method is used.

For the remaining instruments at this level, as for debt issues of level 1, the valuation is done through cash flows model by using an internal rate of return that can be derived or estimated from internal rates of return of similar securities as mentioned above.

In the event that there is no observable price for an instrument in a specific term, the price will be inferred from the interpolation between periods that have observable quoted price in active markets. These models incorporate various market variables, including the credit quality of counterparties, exchange rates and interest rate curves.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Valuation Techniques and Inputs for Level 2 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model is based on daily prices and risk/maturity similarities between

Instruments.

Offshore Bank and Corporate Bonds		Prices are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Local Central Bank and Treasury Bonds		Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market. Model is based on daily prices.

Mortgage Notes

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on a Base Yield (Central Bank Bonds) and issuer spread.

The model takes into consideration daily prices and risk/maturity similarities between instruments.

Time Deposits

Prices (internal rates of return) are provided by third party price providers that are widely used in the Chilean market.

Model is based on daily prices and considers risk/maturity similarities between instruments.

Cross Currency Swaps, Interest Rate Swaps, FX Forwards, Inflation Forwards

Forward Points, Inflation forecast and local swap rates are provided by market brokers that are widely used in the Chilean market.

Offshore rates and spreads are obtained from third party price providers that are widely used in the Chilean market.

Zero Coupon rates are calculated by using the bootstrapping method over swap rates.

FX Options	Black-Scholes Model	Prices for volatility surface estimates are obtained from market brokers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

Level 3:	These are financial instruments whose fair value is determined using non-observable inputs data neither for the assets or liabilities under analysis nor for similar instruments. An adjustment to an input that is significant to the entire measurement can result in a fair value measurement classified within Level 3 of the fair value hierarchy, if the adjustment uses significant non-observable data entry.

The instruments likely to be classified as level 3 are mainly Corporate Debt by Chilean and foreign companies, issued both in Chile and abroad.

Valuation Techniques and Inputs for Level 3 Instrument:

Type of Financial Instrument	Valuation Method	Description: Inputs and Sources
Local Bank and Corporate Bonds	Discounted cash flows model	Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (Central Bank Bonds) and issuer spread. These inputs (base yield and issuer spread) are provided on a daily basis by third party price providers that are widely used in the Chilean market.

Offshore Bank and Corporate Bonds	Discounted cash flows model

Since inputs for these types of securities are not observable by the market, we model interest rate of returns for them based on a Base Yield (US-Libor) and issuer spread. These inputs (base yield and issuer spread) are provided on a weekly basis by third party price providers that are widely used in the Chilean market.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(b)	Level chart:

The following table shows the classification by levels, for financial instruments registered at fair value.

	Level 1		Level 2		Level 3		Total
	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
From the Chilean Government and Central Bank	32,202	93,032	3,524,428	1,030,657	—	—	3,556,630	1,123,689
Other instruments issued in Chile	1,812	3,272	109,066	316,971	12,695	55,094	123,573	375,337
Instruments issued abroad	—	—	—	—	—	—	—	—
Mutual fund investments	341,582	373,329	—	—	—	—	341,582	373,329
Subtotal	375,596	469,633	3,633,494	1,347,628	12,695	55,094	4,021,785	1,872,355
Derivative contracts for trading purposes
Forwards	—	—	473,344	956,632	—	—	473,344	956,632
Swaps	—	—	2,402,871	1,761,952	—	—	2,402,871	1,761,952
Call Options	—	—	832	4,961	—	—	832	4,961
Put Options	—	—	464	1,076	—	—	464	1,076
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	2,877,511	2,724,621	—	—	2,877,511	2,724,621
Hedge derivative contracts
Fair value hedge (Swap)	—	—	—	32	—	—	—	32
Cash flow hedge (Swap)	—	—	107,917	61,562	—	—	107,917	61,562
Subtotal	—	—	107,917	61,594	—	—	107,917	61,594
Financial assets available-for-sale (1)
From the Chilean Government and Central Bank	—	66,953	164,395	42,109	—	—	164,395	109,062
Other instruments issued in Chile	—	—	1,060,176	1,221,862	41,516	7,069	1,101,692	1,228,931
Instruments issued abroad	—	—	—	19,853	—	—	—	19,853
Subtotal	—	66,953	1,224,571	1,283,824	41,516	7,069	1,266,087	1,357,846
Total	375,596	536,586	7,843,493	5,417,667	54,211	62,163	8,273,300	6,016,416

Financial Liabilities
Derivative contracts for trading purposes
Forwards	—	—	407,459	673,630	—	—	407,459	673,630
Swaps	—	—	2,661,628	2,097,024	—	—	2,661,628	2,097,024
Call Options	—	—	828	1,529	—	—	828	1,529
Put Options	—	—	887	2,209	—	—	887	2,209
Futures	—	—	—	—	—	—	—	—
Subtotal	—	—	3,070,802	2,774,392	—	—	3,070,802	2,774,392
Hedge derivative contracts
Fair value hedge (Swap)	—	—	10,367	9,286	—	—	10,367	9,286
Cash flow hedge (Swap)	—	—	39,408	34,443	—	—	39,408	34,443
Subtotal	—	—	49,775	43,729	—	—	49,775	43,729
Total	—	—	3,120,577	2,818,121	—	—	3,120,577	2,818,121

(1)	As of September 30, 2020, 94% of instruments of Level 3 have denomination “Investment Grade”. Also, 100% of total of these financial instruments correspond to domestic issuers.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(c)	Level 3 reconciliation:

The following table shows the reconciliation between the balances at the beginning and at the end of period for those instruments classified in Level 3, whose fair value is reflected in the Financial Statements:

	September 2020
	Balance as of January 1, 2020	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of September 30, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	55,094	(767)	—	49,424	(91,056)	—	—	12,695
Subtotal	55,094	(767)	—	49,424	(91,056)	—	—	12,695

Available-for-Sale Instruments:
Other instruments issued in Chile	7,069	431	(398)	66,204	(60,999)	29,209	—	41,516
Subtotal	7,069	431	(398)	66,204	(60,999)	29,209	—	41,516

Total	62,163	(336)	(398)	115,628	(152,055)	29,209	—	54,211

	December 2019
	Balance as of January 1, 2019	Gain (Loss) Recognized in Income (1)	Gain (Loss) Recognized in Equity (2)	Purchases	Sales	Transfer from Level 1 and 2	Transfer to Level 1 and 2	Balance as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading:
Other instruments issued in Chile	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094
Subtotal	20,866	(38)	—	48,017	(26,504)	13,368	(615)	55,094

Available-for-Sale Instruments:
Other instruments issued in Chile	23,021	968	(517)	—	(18,177)	1,774	—	7,069
Subtotal	23,021	968	(517)	—	(18,177)	1,774	—	7,069

Total	43,887	930	(517)	48,017	(44,681)	15,142	(615)	62,163

(1)	Recorded in income under item “Net financial operating income”.
(2)	Recorded in equity under item “Other Comprehensive Income”.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(d)	Sensitivity of instruments classified in Level 3 to changes in key assumptions of models:

The following table shows the sensitivity, by type of instrument, of those instruments classified in Level 3 using alternative in key valuation assumptions:

	As of September 30, 2020		As of December 31, 2019
	Level 3	Sensitivity to changes in key assumptions of models	Level 3	Sensitivity to changes in key assumptions of models
	MCh$	MCh$	MCh$	MCh$
Financial Assets
Financial assets held-for-trading
Other instruments issued in Chile	12,695	(29)	55,094	(466)
Subtotal	12,695	(29)	55,094	(466)
Available-for- Sale Instruments
Other instruments issued in Chile	41,516	(685)	7,069	(86)
Subtotal	41,516	(685)	7,069	(86)

Total	54,211	(714)	62,163	(552)

With the purpose to determine the sensitivity of the financial investments to changes in significant market factors, the Bank has made alternative calculations at fair value, changing those key parameters for the valuation and which are not directly observable in screens. In the case of the financial assets listed in the table above, which correspond to Bank Bonds and Corporate Bonds, it was considered that, since there are no current observables prices, the input prices will be based on brokers’ quotes. The prices are usually calculated as a base rate plus a spread. For Local Bonds it was determined to apply a 10% impact on the price, while for the Off Shore Bonds (associated with national issuers as of December 31, 2019 and September 30, 2020) it was determined to apply a 10% impact only on the spread, since the base rate is covered by interest rate swaps instruments in the so-called accounting hedges. The 10% impact is considered a reasonable move taking into account the market performance of these instruments and comparing it against the bid / offer adjustment that is provisioned by these instruments.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(e)	Other assets and liabilities:

The following table summarizes the fair values of the Bank’s main financial assets and liabilities that are not recorded at fair value in the Statement of Financial Position. The values shown in this note are not attempt to estimate the value of the Bank’s income-generating assets, nor forecast their future behavior. The estimated fair value is as follows:

	Book Value		Estimated Fair Value
	September	December	September	December
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,134,787	2,392,166	2,134,787	2,392,166
Transactions in the course of collection	490,166	584,672	490,166	584,672
Investments under resale agreements	57,572	142,329	57,572	142,329
Subtotal	2,682,525	3,119,167	2,682,525	3,119,167
Loans and advances to banks
Domestic banks	—	149,953	—	149,953
Central Bank of Chile	2,150,000	630,053	2,150,000	630,053
Foreign banks	260,953	359,427	259,244	358,542
Subtotal	2,410,953	1,139,433	2,409,244	1,138,548
Loans to customers, net
Commercial loans	17,712,564	15,956,336	17,491,414	15,988,330
Residential mortgage loans	9,187,862	9,175,014	9,920,760	9,888,506
Consumer loans	3,641,658	4,202,702	3,705,591	4,215,509
Subtotal	30,542,084	29,334,052	31,117,765	30,092,345
Total	35,635,562	33,592,652	36,209,534	34,350,060

Liabilities
Current accounts and other demand deposits	14,518,325	11,326,133	14,518,325	11,326,133
Transactions in the course of payment	1,010,028	352,121	1,010,028	352,121
Obligations under repurchase agreements	284,917	308,734	284,917	308,734
Savings accounts and time deposits	8,854,870	10,856,618	8,842,661	10,795,125
Borrowings from banks	3,869,391	1,563,277	3,622,808	1,555,129
Other financial obligations	100,395	156,229	100,934	160,361
Subtotal	28,637,926	24,563,112	28,379,673	24,497,603
Debt Issued
Letters of credit for residential purposes	7,444	10,229	8,136	11,081
Letters of credit for general purposes	308	669	337	725
Bonds	7,813,963	7,912,621	8,384,304	8,340,272
Subordinate bonds	887,958	889,895	1,005,497	1,004,621
Subtotal	8,709,673	8,813,414	9,398,274	9,356,699
Total	37,347,599	33,376,526	37,777,947	33,854,302

Other financial assets and liabilities not measured at their fair value, but for which a fair value is estimated, even if not managed based on such value, include assets and liabilities such as placements, deposits and other time deposits, debt issued, and other financial assets and obligations with different maturities and characteristics. The fair value of these assets and liabilities is calculated using the Discounted Cash Flow model and the use of various data sources such as yield curves, credit risk spreads, etc. In addition, due to some of these assets and liabilities are not traded on the market, periodic reviews and analyzes are required to determine the suitability of the inputs and determined fair values.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities:

The following table shows the estimated fair value of financial assets and liabilities not valued at their fair value, as of September 30, 2020 and December 31, 2019:

	Level 1 Estimated Fair Value		Level 2 Estimated Fair Value		Level 3 Estimated Fair Value		Total Estimated Fair Value
	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,134,787	2,392,166	—	—	—	—	2,134,787	2,392,166
Transactions in the course of collection	490,166	584,672	—	—	—	—	490,166	584,672
Investments under resale agreements	57,572	142,329	—	—	—	—	57,572	142,329
Subtotal	2,682,525	3,119,167	—	—	—	—	2,682,525	3,119,167
Loans and advances to banks
Domestic banks	—	149,953	—	—	—	—	—	149,953
Central Bank	2,150,000	630,053	—	—	—	—	2,150,000	630,053
Foreign banks	—	—	—	—	259,244	358,542	259,244	358,542
Subtotal	2,150,000	780,006	—	—	259,244	358,542	2,409,244	1,138,548
Loans to customers, net
Commercial loans	—	—	—	—	17,491,414	15,988,330	17,491,414	15,988,330
Residential mortgage loans	—	—	—	—	9,920,760	9,888,506	9,920,760	9,888,506
Consumer loans	—	—	—	—	3,705,591	4,215,509	3,705,591	4,215,509
Subtotal	—	—	—	—	31,117,765	30,092,345	31,117,765	30,092,345
Total	4,832,525	3,899,173	—	—	31,377,009	30,450,887	36,209,534	34,350,060

Liabilities
Current accounts and other demand deposits	14,518,325	11,326,133	—	—	—	—	14,518,325	11,326,133
Transactions in the course of payment	1,010,028	352,121	—	—	—	—	1,010,028	352,121
Obligations under repurchase agreements	284,917	308,734	—	—	—	—	284,917	308,734
Savings accounts and time deposits	—	—	—	—	8,842,661	10,795,125	8,842,661	10,795,125
Borrowings from banks	—	—	—	—	3,622,808	1,555,129	3,622,808	1,555,129
Other financial obligations	—	—	—	—	100,934	160,361	100,934	160,361
Subtotal	15,813,270	11,986,988	—	—	12,566,403	12,510,615	28,379,673	24,497,603
Debt Issued
Letters of credit for residential purposes	—	—	8,136	11,081	—	—	8,136	11,081
Letters of credit for general purposes	—	—	337	725	—	—	337	725
Bonds	—	—	8,384,304	8,340,272	—	—	8,384,304	8,340,272
Subordinated bonds	—	—	—	—	1,005,497	1,004,621	1,005,497	1,004,621
Subtotal	—	—	8,392,777	8,352,078	1,005,497	1,004,621	9,398,274	9,356,699
Total	15,813,270	11,986,988	8,392,777	8,352,078	13,571,900	13,515,236	37,777,947	33,854,302

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(f)	Levels of other assets and liabilities, continued:

The Bank determines the fair value of these assets and liabilities according to the following:

●	Short-term assets and liabilities: For assets and liabilities with short-term maturity, it is assumed that the book values approximate to their fair value. This assumption is applied to the following assets and liabilities:

Assets:	Liabilities:

- Cash and deposits in banks	- Current accounts and other demand deposits
- Transactions in the course of collection	- Transactions in the course of payments
- Investments under resale agreements	- Obligations under repurchase agreements
- Loans and advance to domestic banks

●	Loans to Customers and Advance to foreign banks: Fair value is determined by using the discounted cash flow model and internally generated discount rates, based on internal transfer rates derived from our internal transfer price process. Once the present value is determined, we deduct the related loan loss allowances in order to incorporate the credit risk associated with each contract or loan. As we use internally generated parameters for valuation purposes, we categorize these instruments in Level 3.

●	Letters of Credit and Bonds: In order to determine the present value of contractual cash flows, we apply the discounted cash flow model by using market interest rates that are available in the market, either for the instruments under valuation or instruments with similar features that fit valuation needs in terms of currency, maturities and liquidity. The market interest rates are obtained from third party price providers widely used by the market. As a result of the valuation technique and the quality of inputs (observable) used for valuation, we categorize these financial liabilities in Level 2.

●	Saving Accounts, Time Deposits, Borrowings from Financial Institutions, Subordinated Bonds and Other borrowings financial: The discounted cash flow model is used to obtain the present value of committed cash flows by applying a bucket approach and average adjusted discount rates that derived from both market rates for instruments with similar features and our internal transfer price process. As we use internally generated parameters and/or apply significant judgmental analysis for valuation purposes, we categorize these financial liabilities in Level 3.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

39.	Fair Value of Financial Assets and Liabilities, continued:

(g)	Offsetting of financial assets and liabilities:

The Bank trades financial derivatives with foreign counterparties using ISDA Master Agreement (International Swaps and Derivatives Association, Inc.), under legal jurisdiction of the City of New York – USA or London – United Kingdom. Legal framework in these jurisdictions, along with documentation mentioned, it allows Banco de Chile the right to anticipate the maturity of the transaction and then, offset the net value of those transactions in case of default of counterparty. Additionally, the Bank has negotiated with these counterparties an additional annex (CSA Credit Support Annex), that includes other credit mitigating, such as entering margins on a certain amount of net value of transactions, early termination (optional or mandatory) of transactions at certain dates in the future, coupon adjustment of transaction in exchange for payment of the debtor counterpart over a certain threshold amount, etc.

Below are detail the contracts susceptible to offset:

	Fair Value		Negative Fair Value of contracts with right to offset		Positive Fair Value of contracts with right to offset		Financial Collateral		Net Fair Value
	September	December	September	December	September	December	September	December	September	December
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Derivative financial assets	2,985,428	2,786,215	(769,181)	(952,762)	(1,781,990)	(1,161,208)	(97,148)	(43,337)	337,109	628,908

Derivative financial liabilities	3,120,577	2,818,121	(769,181)	(952,762)	(1,781,990)	(1,161,208)	(290,649)	(418,988)	278,757	285,163

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities:

The table below details the main financial assets and liabilities grouped in accordance with their remaining maturity, including accrued interest as of September 30, 2020 and December 31, 2019, respectively. As these are for trading and available-for-sale instruments are included at their fair value:

	As of September 30, 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,134,787	—	—	2,134,787	—	—	—	—	2,134,787
Transactions in the course of collection	490,166	—	—	490,166	—	—	—	—	490,166
Financial Assets held-for-trading	4,021,785	—	—	4,021,785	—	—	—	—	4,021,785
Investments under resale agreements	16,871	9,122	31,579	57,572	—	—	—	—	57,572
Derivative instruments	137,257	159,701	425,106	722,064	705,358	491,712	1,066,294	2,263,364	2,985,428
Loans and advances to banks (*)	2,192,331	14,614	204,507	2,411,452	—	—	—	—	2,411,452
Loans to customers (*)	3,139,113	2,508,151	5,871,208	11,518,472	6,870,287	3,779,190	9,140,359	19,789,836	31,308,308
Financial assets available-for-sale	93,399	247,798	669,757	1,010,954	35,716	12,250	207,167	255,133	1,266,087
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	12,225,709	2,939,386	7,202,157	22,367,252	7,611,361	4,283,152	10,413,820	22,308,333	44,675,585

	As of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and due from banks	2,392,166	—	—	2,392,166	—	—	—	—	2,392,166
Transactions in the course of collection	584,672	—	—	584,672	—	—	—	—	584,672
Financial Assets held-for-trading	1,872,355	—	—	1,872,355	—	—	—	—	1,872,355
Investments under resale agreements	102,057	29,393	10,879	142,329	—	—	—	—	142,329
Derivative instruments	158,873	314,446	621,036	1,094,355	543,469	411,470	736,921	1,691,860	2,786,215
Loans and advances to banks (*)	876,119	97,585	166,487	1,140,191	—	—	—	—	1,140,191
Loans to customers (*)	4,161,262	2,340,320	5,685,646	12,187,228	5,624,031	3,198,639	9,009,572	17,832,242	30,019,470
Financial assets available-for-sale	23,786	225,772	779,872	1,029,430	106,930	30,080	191,406	328,416	1,357,846
Financial assets held-to-maturity	—	—	—	—	—	—	—	—	—
Total financial assets	10,171,290	3,007,516	7,263,920	20,442,726	6,274,430	3,640,189	9,937,899	19,852,518	40,295,244

(*)	These balances are presented without deduction of their respective provisions, which amount to Ch$766,224 million (Ch$685,418 million in December 2019) for loans to customers and Ch$499 million (Ch$758 million in December 2019) for borrowings from financial institutions.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

40.	Maturity of Assets and Liabilities, continued:

	As of September 30, 2020
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Liabilities
Current accounts and other demand deposits	14,518,325	—	—	14,518,325	—	—	—	—	14,518,325
Transactions in the course of payment	1,010,028	—	—	1,010,028	—	—	—	—	1,010,028
Obligations under repurchase agreements	284,525	352	40	284,917	—	—	—	—	284,917
Savings accounts and time deposits (**)	5,717,907	1,724,818	915,027	8,357,752	177,020	1,240	243	178,503	8,536,255
Derivative instruments	166,552	149,983	473,885	790,420	782,117	482,851	1,065,189	2,330,157	3,120,577
Borrowings from financial institutions	122,999	101,362	479,101	703,462	1,075,174	2,090,755	—	3,165,929	3,869,391
Debt issued:
Mortgage bonds	832	1,173	1,644	3,649	2,727	1,023	353	4,103	7,752
Bonds	352,253	91,549	541,042	984,844	1,649,352	1,607,542	3,572,225	6,829,119	7,813,963
Subordinate bonds	5,727	98,826	15,110	119,663	31,608	16,369	720,318	768,295	887,958
Other financial obligations	99,873	76	204	100,153	215	27	—	242	100,395
Lease liabilities	2,337	4,670	20,451	27,458	44,934	21,678	31,153	97,765	125,223
Total financial liabilities	22,281,358	2,172,809	2,446,504	26,900,671	3,763,147	4,221,485	5,389,481	13,374,113	40,274,784

	As of December 31, 2019
	Up to 1 month	Over 1 month and up to 3 months	Over 3 month and up to 12 months	Subtotal up to 1 year	Over 1 year and up to 3 years	Over 3 year and up to 5 years	Over 5 years	Subtotal over 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Liabilities
Current accounts and other demand deposits	11,326,133	—	—	11,326,133	—	—	—	—	11,326,133
Transactions in the course of payment	352,121	—	—	352,121	—	—	—	—	352,121
Obligations under repurchase agreements	298,711	8,583	1,440	308,734	—	—	—	—	308,734
Savings accounts and time deposits (**)	6,130,583	1,979,110	2,224,778	10,334,471	281,384	492	421	282,297	10,616,768
Derivative instruments	155,991	237,743	616,472	1,010,206	608,516	469,861	729,538	1,807,915	2,818,121
Borrowings from financial institutions	69,711	349,478	1,049,781	1,468,970	94,307	—	—	94,307	1,563,277
Debt issued:
Mortgage bonds	1,102	1,212	2,622	4,936	3,868	1,579	515	5,962	10,898
Bonds	423,966	211,648	413,485	1,049,099	1,460,318	1,746,745	3,656,459	6,863,522	7,912,621
Subordinate bonds	3,041	2,460	115,933	121,434	38,525	18,251	711,685	768,461	889,895
Lease liabilities	140,449	1,436	6,490	148,375	6,383	1,471	—	7,854	156,229
Other financial obligations	2,353	4,776	20,841	27,970	51,571	28,463	38,009	118,043	146,013
Total financial liabilities	18,904,161	2,796,446	4,451,842	26,152,449	2,544,872	2,266,862	5,136,627	9,948,361	36,100,810

(**)	Excludes term saving accounts, which amount to Ch$318,615 million (Ch$239,850 million in December 2019).

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS, continued

(Free translation of Interim Consolidated Financial Statements originally issued in Spanish)

41.	Subsequent Events:

In Management’s opinion, there are no significant subsequent events that affect or could affect the Interim Consolidated Financial Statements of Banco de Chile and its subsidiaries between September 30, 2020 and the date of issuance of these Interim Consolidated Financial Statements.

/s/ Héctor Hernández G.	/s/ Eduardo Ebensperger O.
Héctor Hernández G. General Accounting Manager	Eduardo Ebensperger O. Chief Executive Officer